ENERGY FUELS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY JUNE 16, 2015

MANAGEMENT INFORMATION CIRCULAR

May 6, 2015

ENERGY FUELS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD
TUESDAY JUNE 16, 2015

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that an annual and special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 48th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Tuesday, June 16, 2015 at 10:00 am (Toronto time) for the following purposes:

1.	to elect directors of the Corporation;

2.	to appoint the auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors;

3.

to consider and, if deemed appropriate, pass an ordinary resolution approving the extension of the Corporation’s existing Shareholder Rights Plan for a further three-year term, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting – Extension of Shareholder Rights Plan of the Corporation” in the accompanying management information circular (the “Circular”);

4.

to consider and, if thought advisable, to pass an ordinary resolution ratifying and approving the Corporation’s 2015 Omnibus Equity Incentive Compensation Plan and approving unallocated options and restricted shared units, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting – Approval of 2015 Omnibus Equity Incentive Compensation Plan” in the Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a paper copy of the Circular. The Corporation will not use the procedure known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with this notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Please review the Circular carefully and in full prior to voting, as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available on the website of the Corporation’s transfer agent, CST Trust Company, Inc. at www.meetingdocuments.com/cst/EFR, and under the Corporation’s SEDAR profile at www.sedar.com. Any shareholder who wishes to receive a paper copy of the Circular, should contact CST Trust Company, Inc., at 1-888-433-6443 or fulfilment@canstockta.com by June 2, 2015. Shareholders may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

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Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CST Trust Company, Inc. by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, no later than 5:00 p.m. (Toronto time) on June 12, 2015, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Lakewood, Colorado, USA this 6th day of May, 2015.

BY ORDER OF THE BOARD

(Signed) Stephen P. Antony

President and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR OF ENERGY FUELS INC.
(the “Circular”)

TABLE OF CONTENTS

APPOINTMENT AND REVOCATION OF PROXIES	1
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	1
VOTING BY NON-REGISTERED SHAREHOLDERS	2
DISTRIBUTION OF MEETING MATERIALS TO NON-OBJECTING BENEFICIAL OWNERS	3
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	3
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	3
Election of Directors	3
Cease Trade Orders and Bankruptcies	8
Appointment of Auditors	9
Extension of Shareholder Rights Plan	9
Purpose of the Rights Plan	9
Summary of the Rights Plan	10
Shareholder Approval	13
Approval of 2015 Omnibus Equity Incentive Compensation Plan	14
Summary of Equity Incentive Plan	14
Common Shares Issuable Pursuant to the Equity Incentive Plan	14
Types of Awards	15
Assignability	17
Cessation of Awards	17
Corporate Reorganization and Change of Control	17
Amending the Equity Incentive Plan	18
Awards Granted under the Equity Incentive Plan Prior to the Date hereof	19
Shareholder Approval and Ratification of Equity Incentive Plan	19
EXECUTIVE COMPENSATION	20
Compensation Governance	20
Compensation Discussion and Analysis	21
Objectives of the Compensation Program	21
Elements of Compensation	21
Determination of Compensation	22
Performance Goals	23
Performance Graph	24
Equity Incentive Awards	25
Summary Compensation Table	26
Incentive Plan Awards	27
Outstanding Share-Based Awards and Option-Based Awards	27
Incentive Plan Awards – Value Vested or Earned	28
Pension Plan Benefits and Deferred Compensation Plans	28

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Termination and Change of Control Benefits	28
Director Compensation	30
Director Compensation Table	30
Retainer and Meeting Fees	30
Incentive Plan Awards	31
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2014	31
Incentive Plan Awards – Value Vested or Earned During the 12-Month Period Ended December 31, 2014	32
Share Ownership Requirement	33
Securities Authorized For Issuance under Equity Compensation Plans	33
Existing Option Plan	33
Strathmore Replacement Options	35
AUDIT COMMITTEE DISCLOSURE	35
CORPORATE GOVERNANCE DISCLOSURE	36
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	36
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	36
ADDITIONAL INFORMATION	36

SCHEDULE “A” – CORPORATE GOVERNANCE DISCLOSURE
SCHEDULE “B” – SHAREHOLDER RIGHTS PLAN AGREEMENT
SCHEDULE “C” – 2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

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MANAGEMENT INFORMATION CIRCULAR

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of Energy Fuels Inc. (“EFI” or the “Corporation”) to be held at the offices of Borden Ladner Gervais LLP, 48th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Tuesday, June 16, 2015 at 10:00 am (Toronto time) (the “Meeting”), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI. The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI.

Except as otherwise indicated, information in this Circular is given as of May 6, 2015.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI. A shareholder of EFI has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of EFI to attend and act for the shareholder and on the shareholder’s behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder of EFI who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by the shareholder or the shareholder’s attorney authorized in writing, deposited at the registered office of EFI, or at the offices of CST Trust Company, Inc. by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. If a shareholder of EFI specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the notice and access requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”) will receive by mail: (i) a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”); (ii) a letter from EFI with respect to the notice and access procedure; and (iii) the request for financial statements form (collectively, the “Notice and Access Package”). The Circular and the Notice of Meeting may be found at and downloaded from www.meetingdocuments.com/cst/EFR.

NOBOs who have standing instructions with the Intermediary for physical copies of the Circular will receive by mail the Notice and Access Package, the Circular and the Notice of Meeting.

Intermediaries are required to forward the Notice and Access Package to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”) unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward proxy-related materials to OBOs. Generally, OBOs who have not waived the right to receive proxy-related materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a Voting Instruction Form which the Intermediary must follow. The OBO should properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the common shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Management of EFI does not intend to pay for Intermediaries to forward the Notice and Access Package to OBOs. An OBO will not receive the Notice and Access Package unless the Intermediary assumes the cost of delivery.

DISTRIBUTION OF MEETING MATERIALS TO NON-OBJECTING BENEFICIAL OWNERS

The Notice and Access Package is being sent to both registered and non-registered owners of the securities using notice and access pursuant to NI 54-101. Electronic copies of the Circular and the Notice of Meeting may be found and downloaded from www.meetingdocuments.com/cst/EFR. If you are a NOBO, and EFI or its agent has sent the Notice and Access Package directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Notice and Access Package to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series, and an unlimited number of Series A preferred shares. On November 5, 2013, EFI consolidated the then outstanding common shares on the basis of one post-consolidation share for every fifty pre-consolidation shares (the “Consolidation”). All share information in this Circular for periods prior to Consolidation have been adjusted to give effect to the Consolidation. No fractional common shares were issued pursuant to the Consolidation. As of May 6, 2015, the Corporation had issued and outstanding 19,667,552 common shares (“EFI Common Shares”) and no preferred shares.

The Corporation made a list of all persons who are registered holders of EFI Common Shares as of the close of business on April 20, 2015 (the “Record Date”) and the number of EFI Common Shares registered in the name of each person on that date. Each shareholder as of the Record Date is entitled to one vote for each EFI Common Share registered in his or her name as it appears on the list on all matters which come before the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of May 6, 2015, no shareholder beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The board of directors of the Corporation (the "Board") may consist of a minimum of three and a maximum of fifteen directors, who are elected annually. The Board is currently composed of nine directors. At its meeting on May 6, 2015, the Board considered the appropriate size of the Board with a view to facilitating effective decision-making, and has determined that the size of the Board should be reduced from nine directors, to eight directors. Accordingly, eight directors will be elected at the

Meeting. As a result of this determination and change in the size of the Board, Mr. Mark E. Goodman has decided not to stand for re-election as a director, and will therefore not be nominated for re-election at the Meeting.

When determining nominees for election, the Board also considers its strategic relationship with Korea Electric Power Corporation (“KEPCO”). KEPCO is the primary utility in South Korea and an international supplier of nuclear reactors worldwide. KEPCO has its head office in Naju-si, South Korea, and currently owns approximately 8.7% of the outstanding EFI Common Shares. Energy Fuels and KEPCO entered into a strategic relationship agreement in 2013, which provides for a long-term collaborative business relationship. Under this agreement, the Corporation agreed to nominate one person designated by KEPCO for election as a director at any shareholder meeting where directors are to be elected, so long as KEPCO holds more than 5% of the outstanding EFI Common Shares. KEPCO has designated Mr. Joo Soo Park as its nominee.

The Corporation has adopted an advance notice requirement in its by-laws for nominations of directors by shareholders. Among other things, the advance notice requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice for it to be valid. As of the date hereof, the Corporation has not received notice of any director nominations in connection with the Meeting.

Shareholders will vote for the election of each individual director separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee (in an uncontested election) who receives a greater number of shares withheld from voting than shares voted in favour of his or her election is expected to tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Board will, within 90 days of the Meeting, determine whether to accept any such offer to resign. See Schedule “A” Corporate Governance Disclosure.

The following table provides the names of and information for the nominees for election as directors of the Corporation (the “Nominees”). The persons named in the enclosed form of proxy intend to vote for the election of each of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed, unless his office is vacated earlier in accordance with the by-laws of EFI or with the provisions of the Business Corporations Act (Ontario).

Name and Municipality of Residence	Office Held	Director Since(1)	Principal Occupation, i f different than Office Held	EFI Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(3) Ontario, Canada	Chair and Director	2006	Consultant, providing advisory services to natural resource companies	5,192
Stephen P. Antony(4) Colorado, USA	President, CEO and Director	2009	Same	16,957
Paul A. Carroll(5) Ontario, Canada	Director	2010	President of Carnarvon Capital Corporation; President & CEO of World Wide Minerals Ltd.	2,000
Lawrence A. Goldberg Ontario, Canada(5)	Director	2012	Chief Financial Officer of JSN Jewellery Inc.	Nil
Bruce D. Hansen(3)(5) Colorado, USA	Director	2007	CEO of General Moly Inc., a US based mineral company	2,600
Ron F. Hochstein(4)(6) British Columbia, Canada	Director	2012	President and CEO of Lundin Gold Inc.	23,368
Joo Soo Park Seoul, Korea	Director	2015(7)	General Manager, Overseas Resources Development Department, Korea Electric Power Corporation	Nil
Richard J. Patricio(3)(6) Ontario, Canada	Director	2012	CEO of Pinetree Capital Ltd.	7,720

Notes:
(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Corporation, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation.

(2)

The information as to EFI Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3)	Member of the Compensation Committee.
(4)	Member of the Environment, Health and Safety Committee.
(5)	Member of the Audit Committee.
(6)	Member of the Governance and Nominating Committee.
(7)	Mr. Park was appointed a director by the Board on January 28, 2015, as the designated nominee of KEPCO, to fill the vacancy created by the resignation of Mr. Tae Hwan Kim.

Information about each Nominee, including present principal occupation, business or employment and the principal occupations, businesses or employments within the five preceding years, is set out below.

J. Birks Bovaird

For a majority of his career, Mr. Bovaird’s focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He currently is the Chair of NunaMinerals A/S, a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX-V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee as well as a member of the Audit Committee. He is also the Chair of the board of directors of GTA Resources and Mining Inc. (TSX-V:GTA.V), as well as a member of the Audit Committee. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony

Mr. Antony is a registered professional engineer in a number of states in which the Corporation holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years, Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined Energy Fuels Nuclear, Inc. ("EFN") in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc. ("PRI") as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of EFI, responsible for the daily operations of the Corporation, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and Chief Executive Officer of the Corporation on April 1, 2010.

Paul A. Carroll

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation, where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chair, Arcon International Resources plc where he was Chair, Tahera Corporation, World Wide Minerals Ltd. where he is President and Chief Executive Officer, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc., War Eagle Mining Company Inc. and Diadem Resources Ltd. From 2004 to 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (“Hollinger”) and in 2005 he was Chief Executive Officer. He was a director of The Uranium Institute (now the World Nuclear Association) in 1998. In addition to the Corporation, Mr. Carroll is currently a director of the following companies: World Wide Minerals (TSX, CDN, OTC); War Eagle Mining Company Inc. (TSX-V) and Mammoth Resources Corp. (TSX-V). Mr. Carroll serves on the Audit Committee of War Eagle Mining Company Inc., as well as of the Corporation

Lawrence A. Goldberg

Mr. Goldberg is a Chartered Professional Accountant (CPA, CA). He is currently Chief Financial Officer of JSN Jewellery Inc. From May 2013 to May 2014 he was Chief Financial Officer of Blue Goose Capital Corp., a private organic food company. From May 2012 to May 2013 he was Chief Financial Officer and Chief Operating Officer of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX, and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Bruce D. Hansen

Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles, including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold, where he held increasingly senior management roles including Senior Vice President of Corporate Development and Vice President Finance and Development. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is also a director and serves on the Audit Committee of ASA Gold and Precious Metals Ltd. (NYSE).

Ron F. Hochstein

Mr. Hochstein is currently President and Chief Executive Officer of Lundin Gold Inc., a position he has held since December 2014. Mr. Hochstein is also currently Executive Chairman of Denison Mines Corp., and previously served as its President and Chief Executive Officer since 2009. Prior to this Mr. Hochstein served as President and Chief Operating Officer of Denison Mines Corp. since 2006, when International Uranium Corporation ("IUC") and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta. Mr. Hochstein is a Director of Denison Mines Corp. (TSX, NYSE MKT) and Lundin Gold Inc. (TSX, Nasdaq Stockholm). He is also a Director and serves on the Audit Committee of Sprott Resource Corp. (TSX).

Joo Soo Park

Since 2012, Mr. Park has been Team Leader and General Manager, Overseas Resources Development Department for KEPCO, an international electric power company headquartered in Korea. From 2007 to 2012, Mr. Park was Senior Manager, Korea Electric Power Research Institute for KEPCO, and from 2002 to 2007, Mr. Park was Senior Manager, Kum-ho Nuclear Power Plant Construction Division for KEPCO. Mr. Park has been with KEPCO for nearly twenty five years, and has been involved in many domestic and overseas projects for KEPCO. Mr. Park has a business degree from Chungnam National University, Korea, and a Masters of Business Administration from Helsinki School of Economics, Finland.

Richard J. Patricio

Since March 2015, Mr. Patricio has been the Chief Executive Officer and President of Mega Uranium Ltd., where he previously was, since 2005, the Executive Vice President, Corporate Affairs. In addition, since February 2015, Mr. Patricio is the Chief Executive Officer of Pinetree Capital Ltd., where he previously was the Vice President of Corporate and Legal Affairs since 2005. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler Hoskin & Harcourt LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX, TSX-Venture, AIM, ASX and New York exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Mr. Patricio is also a director of Caledonia Mining Corp. (TSX, AIM, NASDAQ-OTCQX), Terreno Resources Corp. (TSX-V), U3O8 Corp. (TSX, OTCQX), Mega Precious Metals Inc. (TSX-V), Macusani Yellowcake Inc. (TSX-V), and Toro Energy Ltd. (ASX). He formerly served as a Director for Santa Maria Petroleum Inc. (formerly Quetzal Energy Ltd.), X-Terra Resources Corporation, Dejour Enterprises Ltd., Titan Uranium Inc., Mooncor Oil & Gas Corp., Vesta Capital Corp. and Macarthur Minerals Ltd. (TSX).

Cease Trade Orders and Bankruptcies

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Bovaird was a director of HMZ Metals Inc. (“HMZ”) at the time a management cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ’s failure to file its interim financial statements for the six month period ended June 30, 2005. The management cease trade order issued on September 6, 2005 expired on October 20, 2005. The management cease trade order issued on April 3, 2006 expired and was replaced with a permanent management cease trade order dated April 17, 2006, which was allowed to expire on June 2, 2008. Mr. Bovaird was also an independent director of Fort Chimo Minerals Inc. (“Fort Chimo”) at the time a management cease trade order was issued on June 5, 2007 requiring the directors, officers and insiders of Fort Chimo to cease all trading in, or acquisition of, the securities of Fort Chimo due to Fort Chimo’s failure to file its interim financial statements for the three month period ended March 31, 2007. The management cease trade order was allowed to expire on July 9, 2007 after Fort Chimo remedied the filing default.

Mr. Carroll is a director and President and Chief Executive Officer of World Wide Minerals Ltd., a Canadian public company which is subject to an issuer cease trade order issued by the Ontario Securities Commission on May 9, 2011 for failure to file financial statements and has not been revoked.

Mr. Hochstein was a director of Sirocco Mining Inc. (“Sirocco”). Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA"). On October 15, 2014, RBI further announced that the Quebec Superior Court had issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA. RBI is now under the protection of the Court. KPMG LLP has been appointed monitor under the Court Order. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading.

Appointment of Auditors

The auditors of EFI are KPMG LLP, Chartered Accountants, who were first appointed auditors of EFI on April 12, 2007. The persons named in the form of proxy accompanying this Circular intend to vote for the reappointment of KPMG LLP as the auditors of EFI for the ensuing year or until their successors are appointed and to authorize the directors of EFI to fix the remuneration of the auditors, unless the shareholder has specified in the form of proxy that the EFI Common Shares represented by such proxy are to be withheld from voting in respect thereof.

Extension of Shareholder Rights Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve the extension of the Shareholder Rights Plan Agreement dated February 2, 2009 (the “Rights Plan”) between the Corporation and CST Trust Company (initially entered into with CIBC Mellon Trust Company and later novated to CST Trust Company), as rights agent (the “Rights Agreement”). A copy of the Rights Agreement is attached as Schedule B to this Circular.

The Rights Plan had an initial term until the date of the Corporation’s annual meeting of shareholders in 2012 unless further extended. On February 10, 2012, at an annual and special meeting of shareholders, the Rights Plan was extended for a further three years. The Rights Plan is currently in effect but will expire at the conclusion of the Meeting, unless an amendment of the definition of the Expiration Time of the Rights Plan is approved by Shareholders at the Meeting. To be effective, the resolution approving the extension of the Rights Plan must be passed by a majority of the votes cast at the Meeting. The Rights Plan was not adopted by the Board in response to, or in anticipation of, any offer or takeover bid, and the Board is not currently aware of any pending offer or takeover bid for the Shares. The Board has determined that extension of the Rights Plan for a further period of three years is in the best interest of the Corporation and its Shareholders.

Purpose of the Rights Plan

The Rights Plan is designed to give the Board and Shareholders sufficient time to properly assess an unsolicited takeover bid without undue pressure and to give the Board time to consider alternatives designed to allow the Shareholders to receive full and fair value for the EFI Common Shares. Additionally, the Rights Plan is designed to provide Shareholders with equal treatment in a takeover bid. The desire to ensure that the Corporation is able to address unsolicited takeover bids for its issued and outstanding EFI Common Shares during the term of the Rights Plan stems from a concern that Canadian takeover bid rules may provide too short a response time to companies that are subject to unsolicited takeover bids to ensure that Shareholders are offered full and fair value for their shares. Shareholders may also feel compelled to tender to a takeover bid even if the shareholder is being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all of the EFI Common Shares of the Corporation where the bidder wishes to obtain a control position but does not wish to acquire all of the EFI Common Shares. In addition, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholder may dispose of shares at a premium to the market price, which premium is not shared with the other shareholders.

The Rights Plan encourages a potential acquirer who makes a takeover bid to proceed either by way of a Permitted Bid (described below), which generally requires a takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a takeover bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of EFI Common Shares, other than the Acquiring Person (defined below), will be able to purchase additional Common Shares at a significant discount to market, thus exposing the Acquiring Person to substantial dilution of its holdings. Even where a takeover bid does not meet the Permitted Bid criteria, the Board is always bound to consider any bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board is obligated to act honestly and in good faith with a view to the best interest of the Corporation.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited takeover bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board of directors is actively seeking alternatives to the bid and there is a reasonably possibility that, given additional time, a value maximizing alternative will be developed.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (Ontario), to promote a change in the management or direction of the Corporation, and will have no effect on the rights of holders of the EFI Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation, nor in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (described below) occurs and the Rights separate from the EFI Common Shares, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement.

Effective Date

The effective date of the Rights Plan is February 3, 2009.

Term

If the extension of the Rights Plan is not approved by Shareholder at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting. If the extension of the Rights Plan is approved by shareholders, the Rights Plan will terminate as of 5:00 p.m. (Toronto time) on the date of the Corporation’s annual meeting of shareholders held in 2018, at which time the Rights will expire, unless prior to that date, the Rights are terminated, redeemed, or exchanged by the Board.

Issue of Rights

To implement the Rights Plan, the Board authorized the issuance of share purchase rights (“Rights”) to the current shareholders of the Corporation at the rate of one Right for each EFI Common Share outstanding as at 5:00 p.m. (Toronto time) on February 3, 2009 (the “Record Time”). In addition, one Right has been and will be issued with each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.

Rights Exercise Privilege

The Rights will trigger (i.e. separate from the Common Shares) (the “Separation Time”) and will become exercisable 10 Business Days after a person (an “Acquiring Person”) becomes the beneficial owner of 20% or more of, or commences or announces a takeover bid for, the Corporation’s outstanding Common Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below) or pursuant to certain other transactions as described in the Rights Plan. The acquisition by an Acquiring Person of 20% or more of the Common Shares is referred to as a “Flip-in Event.”

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. By making any takeover bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more that 20% of the Common Shares to do so by way of a Permitted Bid or Competing Permitted Bid or to make a takeover bid which the Board considers to represent the full and fair value of the EFI Common Shares.

Prior to the rights being triggered, they will have no value and no dilutive effect on the EFI Common Shares.

Flip-In Event

A Flip-in Event is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of EFI Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Even equal to twice the Exercise Price (as defined in the Rights Plan and equal to $10.00) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $2.00 per share, each Right allows a shareholder to purchase 10 Common Shares for $10.00, effectively allowing the exercising holders of Rights to acquire the EFI Common Shares at a 50% discount to the then prevailing market price and resulting in the issue of 10 EFI Common Shares for each Right, thus creating substantial dilution.

The Rights Plan provides that, upon the occurrence of a Flip-in Event, Rights that are beneficially owned by: (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or and affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person

An Acquiring Person is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the EFI Common Shares. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of 20% or more of the outstanding EFI Common Shares as a result of Permitted Bid, Competing Permitted Bids and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A “Permitted Bid” is a takeover bid made by takeover bid circular in compliance with the following additional provisions:

(1)	The Bid must be made to all holders of record of EFI Common Shares;

(2)	The bid must be open for a minimum of 60 days following the date that the bid circular is sent to shareholders and no EFI Common Shares may be taken up prior to completion of such 60-day period;

(3)

Take-up and payment for the EFI Common Shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding EFI Common Shares, exclusive of Common Shares held be the person responsible for triggering the Flip-in Event or any person who has announced a current intention to make, or who is making, a takeover bid for the EFI Common Shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

(4)	EFI Common Shares may be deposited into or withdrawn from the bid at any time prior to the takeup date; and

(5)

If the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid should they so choose and must make a public announcement to such effect.

A “Competing Permitted Bid” is a takeover bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the takeup of and payment for EFI Common Shares tendered under a Competing Permitted Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the earliest date on which Common Shares may be taken up under the prior Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board and may be taken directly to the shareholder of the Corporation. Acquisitions of EFI Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Lock-up Agreements

A “Lock-up Agreement” is an agreement between an Offeror (as defined in the Rights Plan) and a person (the “Locked-up Person”) whereby the Locked-up Person agrees to deposit or tender Common Shares to the Offeror’s takeover bid. Entering into a Lock-up Agreement will not constitute a Flin-in Event provided that the Lock-up Agreement permits the Locked-up Person to withdraw its EFI Common Shares from the Lock-up Agreement in order to tender or deposit the Common Shares to another takeover bid or to support another transaction, where (i) the price per EFI Common Share offered under the other bid or transaction is higher than the Lockup Agreement; or (ii) the number of EFI Common Shares to be purchased under the other bid or transaction is higher than the number of EFI Common Shares proposed to be purchased in the offer to be made pursuant to the Lock-up Agreement and the price per EFI Common Share offered in such alternative bid or transaction is not less than the price contained in or proposed to be contained in the offer to be made pursuant to the Lock-up Agreement.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by the EFI Common Share certificates and will not be transferable separately from the Common Shares. EFI Common Share certificates do not need to be exchanged to entitle a shareholder to these Rights. A legend referring to the Rights Plan will be placed on all new share certificates for EFI Common Shares issued by the Corporation following the Effective Date. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable and traded separately from the EFI Common Shares.

Redemption and Waiver

The Board may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0005 per Right (the “Redemption Price”), which has been adjusted to take into account the Consolidation, and which may be further appropriately adjusted in certain events in the future. Rights will be deemed to automatically be redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid or a takeover bid otherwise exempted by the Board, takes up and pays for the EFI Common Shares under the terms of the bid. If the Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board has discretion to waive application of the Rights Plan to a takeover bid made by way of a takeover bid circular, subject to an automatic waiver with respect to all other takeover bids made while the waived takeover bid is outstanding. The Board may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Common Shares within an agreed upon time. Other waivers of the Rights Plan will require shareholder approval.

Amendment

The Rights Plan provides that prior to ratification by shareholders, the Board may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan’s validity and effectiveness as a result of changes in applicable legislation or regulatory requirements) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Shareholder Approval

At the Meeting, shareholders will be asked to extend the Shareholder Rights Plan by a majority of the votes cast thereon.

Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the following resolution:

BE IT RESOLVED that:

1.

The Shareholder Rights Plan Agreement dated February 2, 2009 (the “Rights Plan”) between the Corporation and CST Trust Company, as rights agent (the “Rights Agreement”), in the form attached as Schedule B to the management information circular of the Corporation dated May 6, 2015, be and is hereby extended such that the Rights Planwill terminate as of 5:00 p.m. (Toronto time) on the date of the Corporation’s annual meeting of shareholders held in 2018, at which time the Rights issued thereunder will expire, unless prior to that date, the Rights are terminated, redeemed, or exchanged by the Board, and the definition of “Expiration Time” in the Rights Agreement shall be amended accordingly; and

2.

any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf, and in the name, of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

The Board recommends a vote FOR the resolution to extend the Rights Plan.

Approval of 2015 Omnibus Equity Incentive Compensation Plan

On January 28, 2015, the Board approved the 2015 Omnibus Equity Incentive Compensation Plan (the “Equity Incentive Plan”), which supersedes and replaces the Company’s existing stock option plan (the “Existing Option Plan”). The Board has determined that it is in the best interest of the Corporation to approve the Equity Incentive Plan, as it will provide the Corporation with the ability to grant a broader range of equity incentive awards, consistent with the practices of similar public companies.

At the Meeting, shareholders will be asked to consider and approve the Equity Incentive Plan. The Equity Incentive Plan is also subject to approval by the TSX.

After January 28, 2015, and up to the time of the next meeting of shareholders of the Corporation, no further grants of stock options shall be made pursuant to the Existing Option Plan. Upon ratification of the Equity Incentive Plan by the shareholders of the Corporation and receipt of TSX approval, the Existing Option Plan shall be terminated, and all stock options previously granted pursuant to the Existing Option Plan which are then outstanding shall be incorporated into the Equity Incentive Plan and treated as Awards under the Equity Incentive Plan. Until such time as the shareholders of the Corporation ratify the Equity Incentive Plan and TSX approval is received, the Existing Option Plan shall continue in full force and effect.

Summary of Equity Incentive Plan

The following is a summary of the principal terms of the Equity Incentive Plan, which is qualified in its entirety by reference to the text of the Equity Incentive Plan, a copy of which is attached at Appendix “C”.

Employees, directors and consultants of the Corporation and its affiliates are eligible to participate in the Equity Incentive Plan (the “Eligible Participants” and, following the grant of an award (an “Award”) pursuant to the Equity Incentive Plan, the “Participants”). The Board or a committee authorized by the Board (the “Committee”) will be responsible for administering the Equity Incentive Plan.

The Equity Incentive Plan will permit the Committee to grant Awards for non-qualified stock options (“NQSOs”), incentive stock options (“ISOs” and together with NQSOs, “Options”), stock appreciation rights (“SARs”) restricted stock (“Restricted Stock”), deferred share units (“DSUs”), restricted stock units (“RSUs”), performance shares (“Performance Shares”), performance units (“Performance Units”) and stock-based awards (“SBAs”) to Eligible Participants.

Common Shares Issuable Pursuant to the Equity Incentive Plan

The number of EFI Common Shares reserved for issuance under the Equity Incentive Plan shall not exceed 10% of the then issued and outstanding EFI Common Shares from time to time. Subject to applicable law, the requirements of the TSX or the NYSE and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

The number of EFI Common Shares reserved for issuance to insiders of the Corporation pursuant to the Equity Incentive Plan together with all other share compensation arrangements shall not exceed 10% of the outstanding EFI Common Shares. Within any one-year period, the number of EFI Common Shares issued to insiders pursuant to the Equity Incentive Plan and all other share compensation arrangements of the Corporation will not exceed an aggregate of 10% of the outstanding EFI Common Shares.

Ongoing Shareholder Approval of the Equity Incentive Plan

Pursuant to the rules of the TSX, since the Equity Incentive Plan provides for a maximum number of EFI Common Shares issuable thereunder based on a percentage of the outstanding EFI Common Shares from time to time, the Equity Incentive Plan must be renewed by approval of the shareholders of EFI every three years.

Types of Awards

Options

The Committee may grant Options to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion. ISOs may be granted only to employees of the Corporation or a parent subsidiary corporation of the Corporation within the meaning of Section 424 of the U.S. Internal Revenue Code of 1986 (the “Code”). The exercise price for any Option granted pursuant to the Equity Incentive Plan will be determined by the Committee and specified in the Award Agreement, provided however, that the price will not be less than the fair market value (the “FMV”) of the EFI Common Shares on the day of grant (which cannot be less than the greater of (a) the volume weighted average trading price of the Common Shares on the TSX or the NYSE for the five trading days immediately prior to the grant date; or (b) the closing price of the EFI Common Shares on the TSX or the NYSE on the trading day immediately prior to the grant date), provided further, that the exercise price for an ISO granted to a holder of 10% or more of the EFI Common Shares (a “Significant Stockholder”) shall not be less than 110% of the FMV.

Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee in each instance approves.

Options will expire at such time as the Committee determines at the time of grant; provided, however that no Option will be exercisable later than the tenth anniversary date of its grant and, provided further, that no ISO granted to a Significant Stockholder shall be exercisable after the expiration of five years from the date of grant, except where the expiry date of any NQSO would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Stock Appreciation Rights

A stock appreciation right or a SAR entitles the holder to receive the difference between the FMV of an EFI Common Share on the date of exercise and the grant price. The Committee may grant SARs to any Eligible Participant at any time and on such terms as will be determined by the Committee and may grant SARs in tandem with Options or as standalone SARs. The grant price of a SAR will be determined by the Committee and specified in the Award Agreement. The price will not be less than the FMV of the EFI Common Shares on the day of grant. The grant price of an SAR granted in tandem with an Option will be equal to the price of the related Option. SARs will vest and become exercisable upon whatever terms and conditions the Committee, in its discretion, imposes. Additionally, tandem SARs will only be exercisable upon the surrender of the right to receive EFI Common Shares under the related Options. SARs will expire at such time as the Committee determines and, except as determined otherwise by the Committee and specified in the Award Agreement, no SAR will be exercisable later than the tenth anniversary date of its grant.

Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Corporation in an amount representing the difference between the FMV of the underlying EFI Common Shares on the date of exercise over the grant price. At the discretion of the Committee, the payment may be in cash, EFI Common Shares or some combination thereof.

Restricted Stock and Restricted Stock Units.

Restricted Stock are awards of common shares that are subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events, over a period of time, as determined by the Committee. Restricted Stock Units are similar to Restricted Stock, but provide a right to receive common shares or cash or a combination of the two upon settlement. The Committee may grant Restricted Stock and/or RSUs to any Eligible Participant at any time and on such terms as the Committee determines. The specific terms, including the number of Restricted Stock or RSUs awarded, the restriction period, the settlement date and any other restrictions or conditions that the Committee determines to impose on any Restricted Stock or RSU shall be set out in an Award Agreement.

To the extent required by law, holders of Restricted Stock shall have voting rights during the restricted period, however, holders of RSUs shall have no voting rights until and unless EFI Common Shares are issued on the settlement of such RSUs.

Unless otherwise determined by the Committee or as set out in any Award Agreement, no RSU will vest later than three years after the date of grant.

Deferred Share Units.

DSUs are awards denominated in units that provide the holder with a right to receive common shares or cash or a combination of the two upon settlement. The Committee may grant DSUs to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion and as will be set out in the applicable Award Agreement.

Performance Shares and Performance Share Units.

Performance Shares are awards, denominated in EFI Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved. Performance Units are equivalent to Performance Shares but are denominated in units. The Committee may grant Performance Shares and/or Performance Units to any Eligible Participant at any time, in such number and on such terms as may be determined by the Committee in its discretion. Each Performance Share and Performance Unit will have an initial value equal to the FMV of an EFI Common Share on the date of grant. The Committee will set performance criteria for a Performance Share or Performance Unit in its discretion and the period of time during which the performance criteria must be met. The extent to which the performance criteria is met will determine the ultimate value and/or number of Performance Shares or Performance Units that will be paid to the Participant.

The Committee may pay earned Performance Shares or Performance Units in the form of cash or EFI Common Shares equal to the value of the Performance Share or Performance Unit at the end of the performance period. The Committee may determine that holders of Performance Shares or Performance Units be credited with consideration equivalent to dividends declared by the Board and paid on outstanding EFI Common Shares.

Stock-Based Awards.

The Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Equity Incentive Plan in such amounts and subject to such terms and conditions as the Committee determines. Such SBAs may involve the transfer of actual EFI Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of EFI Common Shares.

Assignability

Other than Restricted Stock and RSUs, Awards will be non-transferable and non-assignable except as provided in an Award Agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant. Restricted Stock and RSUs will be non-transferable and non-assignable until the end of the applicable period of restriction specified in the Award Agreement (and in the case of RSUs until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee.

Cessation of Awards

Death.

If a Participant dies while an employee, officer or director of, or consultant to, the Corporation or an Affiliate: (i) any Options held by the Participant that are exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires and any Options that are not exercisable at the date of death shall immediately expire; (ii) any RSUs held that have vested as at the date of death will be paid to the Participant's estate, and any RSUs that have not vested as at the date of death will be immediately cancelled; and (iii) the treatment for all other types of Awards shall be as set out in the applicable Award Agreement.

Termination other than Death.

Upon termination of the Participant’s employment or term of office or engagement with the Corporation for any reason other than death: (i) any of the Options held by the Participant that are exercisable on the termination date continue to be exercisable until the earlier of three months (six months in the case of a voluntary retirement) after the termination date and the date on which the exercise period of the Option expires, and any Options that have not vested at the termination date shall immediately expire; (ii) any RSUs held by a Participant that have vested at the termination date will be paid to the Participant and any RSUs that have not at the termination date will be immediately cancelled; and (iii) the treatment for all other types of Awards shall be as set out in the applicable Award Agreement.

Corporate Reorganization and Change of Control

Corporate Reorganization.

In the event of any merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Corporation, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to stockholders of the Corporation, or any similar corporate event or transaction (a “Corporate Reorganization”), the Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the Equity Incentive Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the award limits, (v) the limit on issuing Awards except as provided for in the Equity Incentive Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Equity Incentive Plan.

In connection with a Corporate Reorganization, the Committee will have the discretion to permit a holder of Options to purchase, and the holder shall be required to accept, on the exercise of such Option, in lieu of the EFI Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganization if that holder had owned all EFI Common Shares that were subject to the Option.

Change of Control.

In the event of a Change of Control (as defined in the Equity Incentive Plan), subject to applicable laws and rules and regulations of a national exchange or market on which EFI Common Shares are listed or as otherwise provided in any Award Agreement, (a) all Options and SARs shall be accelerated to become immediately exercisable; (b) all restrictions imposed on Restricted Stock and RSUs shall lapse and RSUs shall be immediately settled and payable; (c) target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units and Performance Shares shall be deemed to have been fully earned; (d) unless otherwise specifically provided in a written agreement entered into between the Participant and the Corporation or an Affiliate, the Committee shall immediately cause all other Stock-Based Awards to vest and be paid out as determined by the Committee, and (e) the Committee will have discretion to cancel all outstanding Awards, and the value of such Awards will be paid in cash based on the change of control price.

Notwithstanding the above, no acceleration of vesting, cancellation, lapsing of restrictions, payment of an Award, cash settlement or other payment will occur with respect to an Award if the Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor corporation, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; (d) have substantially equivalent economic value to such Award; and (e) have terms and conditions which provide that in the event a Participant’s employment with the Corporation, and Affiliate or a successor Corporation is involuntarily terminated or constructively terminated at any time within twelve months of the Change of Control, any conditions on a Participant’s rights under, or any restrictions on transfer or exercisability applicable to such alternative Award shall be waived or shall lapse, as the case may be.

Amending the Equity Incentive Plan

Except as set out below, and as otherwise provided by law or stock exchange rules, the Equity Incentive Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a)	making any acceleration of or other amendments to the general vesting provisions of any Award;

(b)

waiving any termination of, extending the expiry date of, or making any other amendments to the general term of any Award or exercise period thereunder provided that no Award held by an insider may be extended beyond its original expiry date;

(c)	making any amendments to add covenants or obligations of the Corporation for the protection of Participants;

(d)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Corporation’s shareholders are: (i) a reduction in the price of a previously granted Option or SAR benefitting an insider; (ii) an increase in the total number of Common Shares available under the Equity Incentive Plan or the total number of EFI Common Shares available for ISOs; (iii) an increase to the limit on the number of Common Shares issued or issuable to insiders; (iv) an extension of the expiry date of an Option or SAR other than in relation to a blackout period; and (v) any amendment to the amendment provisions of the Equity Incentive Plan.

Awards Granted under the Equity Incentive Plan Prior to the Date hereof

Since the Equity Incentive Plan was adopted by the Board on January 28, 2015, a total of 153,850 RSUs have been awarded to Participants, all of which were awarded on January 28, 2015, as follows: 82,450 RSUs were awarded to the CEO and three other executive officers of the Corporation, a total of 13,250 RSUs were granted to two officers of the Corporation’s subsidiaries, a total of 23,350 RSUs were granted to four senior managers of the Corporation’s subsidiaries, and a total of 34,800 RSUs were granted to eight non-executive directors of the Corporation. Such Awards will vest as to 50% on January 28, 2016, as to a further 25% on January 28, 2017, and as to the remaining 25% on January 28, 2018. These Awards cannot be exercised until such time that shareholders of the Corporation have approved and ratified the Equity Incentive Plan and the grants. Should shareholders fail to approve the Equity Incentive Plan, these Awards will be cancelled forthwith.

Shareholder Approval and Ratification of Equity Incentive Plan

At the Meeting, Shareholders will be asked to approve the Equity Incentive Plan adopted by the Board on January 28, 2015. Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the following resolution which ratification shall require the affirmative vote of a majority of votes cast on the matter, excluding any votes attached to shares beneficially owned by persons entitled to participate in the Equity Incentive Plan:

BE IT RESOLVED that:

1.

The 2015 Omnibus Equity Incentive Compensation Plan (the “Equity Incentive Plan”) in the form attached as Schedule C to the management information circular of the Corporation dated May 6, 2015 (the “Circular”) pursuant to which EFI Common Shares representing up to 10% of the then issued and outstanding EFI Common Shares from time to time may be issued, is hereby ratified and approved, subject to any changes that may be required to comply with the rules of the TSX or the NYSE;

2.

The 153,850 Restricted Stock Units granted under the Equity Incentive Plan on January 28, 2015, as described under the subheading “Awards Granted Under the Equity Incentive Plan Prior to the Date hereof” in the Circular, are hereby ratified, approved and authorized; and

3.

any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

The Board recommends a vote FOR the resolution to ratify, approve and confirm the Equity Incentive Plan as well as the RSUs awarded thereunder on January 28, 2015.

EXECUTIVE COMPENSATION

Compensation Governance

Until May 21, 2014, EFI's compensation committee (the “Compensation Committee”), was made up of four directors, being J. Birks Bovaird, W. Robert Dengler, Bruce D. Hansen, and Richard J. Patricio, each of whom is independent. On May 21, 2014, Mr. Dengler decided not to stand for re-election to the Board, and thereafter the Compensation Committee was made up of the three remaining directors on the committee, being J. Birks Bovaird, Bruce D. Hansen, and Richard J. Patricio, each of whom is independent. Each of Messrs. Bovaird, Hansen and Patricio has direct educational and work experience that is relevant to his responsibilities in executive compensation. The Compensation Committee has been delegated the task of reviewing and recommending to the Board, the Corporation’s compensation policies, and reviewing such policies on a periodic basis to ensure they remain current, competitive and consistent with the Corporation’s overall goals.

The Compensation Committee also has the authority and responsibility to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (“CEO”), evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level (including salary incentive compensation plans and equity-based plans) based on this evaluation, as well as making recommendations to the Board with respect to any employment, severance or change of control agreements for the CEO. The ultimate decision relating to the CEO’s compensation rests with the Board, taking into consideration the Compensation Committee’s recommendations, corporate and individual performance, and industry standards.

The Compensation Committee has also been delegated the task of reviewing and approving for executive officers, other than the CEO, all compensation (including salary, incentive compensation plans and equity-based plans) and any employment, severance or change of control agreements, although the ultimate decision relating to any stock option or other equity grants rests with the Board. The experience of Board and committee members who are also involved as management of, or board members or advisors to, other companies also factors into decisions concerning compensation.

In September 2013, the Corporation engaged the Harlon Group, a compensation consulting company, to conduct a compensation study for employees, the executive team and the Board. The Harlon Group produced reports for each of these three groups during the fall of 2013 and was then asked, in January 2014, to provide data on stock option practices in the industry for the executive team and the Board. These reports were considered by the Compensation Committee in making its determinations and recommendations to the Board for executive compensation in 2014. The compensation survey data utilized in the Harlon Group’s review was from: (a) the Harlon Group proprietary salary survey data base containing over 6,000 titles of executive jobs in all industries for all sized organizations in the continental US, Canada, UK, Western Europe, Australia and New Zealand, including the Coopers Mining Salary Survey – 2011; and (b) a benchmark analysis of the following publicly held companies, considered to be a peer group for the Corporation, utilizing 2012 data from their respective 2013 proxy statements:

•	Uranium Energy Corp. (NYSE MKT: UEC) a US-based uranium mining and exploration company
•	Powertech Uranium Corp. (TSX: PWE) a uranium company with advanced properties in South Dakota and Colorado
•	UR-Energy Inc. – (NYSE MKT: URG) a junior uranium mining company
•	General Moly Inc. – (NYSE MKT: GMO) a US-based mineral company engaged in the exploration, development and mining of molybdenum

•	Uranerz Energy Corporation – (NYSE MKT: URZ) - a US mining company focused on near term commercial in-situ recovery uranium production
•	Uranium Resources Inc. - (NASDAQ MKT: URRE) - exploring, developing and mining uranium
•	Denison Mines Corp. - (NYSE MKT: DNN) - engaging in the exploration, development, mining, and milling of uranium in Canada, Zambia, and Mongolia
•	Hallador Energy Inc. – (NASDAQ MKT: HNRG) - primary focus in coal and oil and gas production
•	Peninsula Energy Ltd. – (ASX MKT: PEN) - an emerging uranium company with assets in Wyoming, USA and Karoo, South Africa
•	Aura Energy Ltd. – (ASX MKT: AEE) - Australian based uranium company that has advanced projects with large resources in Europe, Africa and Australia.

In December 2014 and January 2015, the Corporation again engaged the Harlon Group to conduct a compensation study for employees, the executive team and the Board, and to provide data on equity incentive practices in the industry for the executive team and the Board. These reports were considered by the Compensation Committee in making its determinations and recommendations to the Board for executive compensation in 2015, and resulted in the Board adopting the Equity Incentive Plan, discussed above, to replace the Existing Option Plan.

The following table sets forth the fees paid to consultants and advisors related to determining compensation for Named Executive Officers (“NEOs”) and directors for each of the two most recently completed financial years.

Year	Executive Compensation-Related Fees(1)	All Other Fees(2)
Financial Year Ended December 31, 2014	US$11,940	Nil
15-Month Period Ended December 31, 2013	US$17,176	Nil

Notes:
(1) The aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of the Corporation’s directors or executive officers.
(2) The aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under “Executive Compensation Related Fees”.

Compensation Discussion and Analysis

Objectives of the Compensation Program

The objectives of the Corporation’s compensation programs are to attract and retain the best possible executives and to motivate the executives to achieve goals consistent with the Corporation’s business strategy. The compensation program is designed to reward executives for achieving these goals.

Elements of Compensation

The compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to manage the Corporation. During fiscal 2014, the three key elements used to compensate the NEOs of the Corporation were: (i) base salary; (ii) bonuses; and (iii) long-term incentives in the form of stock options. The Corporation had six NEOs during fiscal 2014: Stephen P. Antony; Graham G. Moylan; Daniel G. Zang; Harold R. Roberts; David C. Frydenlund and Gary R. Steele.

Determination of Compensation

Base Salaries

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining qualified executives.

Base compensation for the CEO is generally fixed by the Board at its regularly scheduled meeting in January of each year for that year, based on recommendations from the Compensation Committee. In making its recommendations to the Board, the Compensation Committee evaluates the CEO’s performance in light of the corporate goals and objectives set by the Compensation Committee for the CEO for the previous year, as well as levels of compensation provided by industry competitors. Increases or decreases in base salary on a year-over-year basis are dependent on the Compensation Committee’s recommendation to the Board and the Board’s assessment of the performance of the Corporation overall, the Corporation’s projects and the CEO’s individual contribution.

Base compensation for the NEOs, other than the CEO, is generally fixed by the Compensation Committee at its regularly scheduled meeting in January of each year for that year, based on recommendations from the CEO. In making his recommendations to the Compensation Committee, the CEO evaluates the NEO’s performance in light of the corporate goals and objectives set by the CEO for the NEOs for the previous year, as well as levels of compensation provided by industry competitors. Increases or decreases in base salary on a year-over-year basis are dependent on the Compensation Committee’s assessment of the performance of the Corporation overall, the Corporation’s projects and the particular individual’s contributions.

Bonuses

Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement by the Corporation of such specific objectives and the overall performance of the NEO, and in particular the contribution of the NEO, to the objective of maximizing value for the Corporation’s shareholders.

The bonus for the CEO for each financial year is approved by the Board, based on the overall financial performance of the Corporation, the achievement of objective measures and individual performance of the CEO as described under “Performance Goals”, and levels of bonuses provided by benchmark companies. The bonus for the CEO is determined in the sole discretion of the Board, based on recommendations from the Compensation Committee.

The bonus for the NEOs, other than the CEO, for each financial year are approved by the Compensation Committee, based on the overall financial performance of the Corporation, the achievement of objective measures and individual performance of the NEO as described under “Performance Goals”, and levels of bonuses provided by benchmark companies. Bonuses for the NEOs other than the CEO are determined in the sole discretion of the Compensation Committee, based on recommendations from the CEO, and the overall bonus pool approved by the Board in the budget for the year.

The bonus in respect of each financial year of the Corporation may be paid in one or more instalments, as determined by the Board, or the Compensation Committee, as the case may be.

Long-Term Incentives - Stock Options

In 2014, the Corporation relied on the grant of stock options (“EFI Options”) to align management’s interests with shareholder value. Grant ranges were established independently each time grants of EFI Options were made, to provide competitive long-term incentive value, with significant recognition of the contribution and potential of the individual. The EFI Options generally have a five year term and, under the Existing Option Plan, an exercise price not less than the fair market value of a common share on the date of grant. For more information on the Existing Option Plan see “Securities Authorized for Issuance under Equity Compensation Plans” below.

All grants of EFI Options are approved by the Board, based on recommendations from the Compensation Committee. When recommending to the Board the number of EFI Options to be granted to an NEO, the Compensation Committee takes into account recommendations from the CEO. The Compensation Committee also considers the number and terms of EFI Options previously granted to the NEO, and considers option compensation granted by benchmark companies to executives with similar responsibilities, comparing such grants on the basis of the percentage they represent of base salary rather than the absolute number of such options. EFI Options granted to NEOs may be made subject to specific vesting requirements which may include vesting over a particular period.

Under the Equity Incentive Plan, which was approved by the Board on January 28, 2015, and is subject to ratification by shareholders at the Meeting as discussed above, the Board may, in its discretion, commencing in 2015, grant from time to time, Options, Stock Appreciation Rights (SARs), Restricted Stock and Restricted Stock Units, Deferred Share Units, Performance Shares and Performance Units, and Stock-Based Units to employees, directors, officers and consultants of the Corporation and its affiliates.

Performance Goals

Performance goals apply in determining base salary increases, bonus awards, and the equity incentive awards for each NEO. These goals are subjective and, therefore, subject to discretion by the Compensation Committee and the Board. The Corporation believes shareholder value is primarily driven by results, both in terms of financial strength and operating measures such as production, production capability, and mineral reserve and resource growth, as well as protection of public health, safety and the environment and good corporate governance. As such, individual and Corporation performance goals are used when determining individual compensation and are based on these and other measures through the setting of short and long-term performance objectives. These objectives include, for example: implementing the Corporation’s strategic goals and objectives; managing the Corporation’s business and budget; meeting safety and environmental protection goals; increasing mineral reserves and resources; maintaining the ability to increase production commensurate with increases in commodity prices; satisfying contractual uranium supply obligations; continuing to meet permitting objectives required to progress projects and achieve targeted milestones; identifying and engaging strategic financial partners; maintaining strong internal controls; executing public and private market capital raising initiatives; ensuring continued compliance with corporate governance requirements; entering into uranium supply contracts as required; and continuing to develop the Corporation’s marketing plan to expand awareness of the Corporation’s production profile and capabilities, domestically and internationally. Many of these objectives are directly tied to the Corporation’s annual budget and long-term business plan, which are approved by the Board. Each executive’s performance is also evaluated against expectations for fulfilling the executive’s individual responsibilities and goals within his or her particular employment functions and areas of expertise, which also reflects on the executive’s contribution to the Corporation’s success in meeting its objectives.

The Compensation Committee considers the implications of risks associated with compensation policies and practices by working closely with the CEO. The CEO is tasked with ensuring that: (i) fair and competitive practices are followed regarding employee compensation at all levels of the Corporation; (ii) the compensation practices do not encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risk or that are reasonably likely to have a material adverse effect on EFI; and (iii) compensation policies and practices include regulatory, environmental compliance and sustainability as part of the performance metrics used in determining compensation. The CEO’s recommendations on these matters are taken into consideration by the Compensation Committee when reviewing and recommending to the Board the Corporation’s compensation policies.

EFI has in place a policy that restricts NEOs and directors from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in EFI Common Shares on October 1, 2009 with the total return of the S&P/TSX Composite GIC (Diversified Metals and Mining) Index for the five most recently completed financial years (assuming reinvestment of dividends) and reflects the Consolidation which occurred on November 5, 2013. EFI Common Shares are listed for trading on the TSX under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”.

	October 1, 2009	September 30, 2010	September 30, 2011	September 30, 2012	December 31, 2013(1)	December 31, 2014
Energy Fuels Inc.(2)	$17.50	$18.00	$12.50	$10.00	$8.00	$7.14
Value of C$100 Investment	$100.00	$102.86	$71.43	$57.14	$45.71	$40.80
S&P/TSX Composite GIC (Diversified Metals & Mining)	$7,649.65	$10,117.50	$7,485.06	$7,945.13	$7,360.75	$6,076.31
Value of C$100 Investment	$100.00	$132.26	$97.85	$103.86	$96.22	$79.43
Note:
(1)	Reflects the 15-month period resulting from the change in the Corporation’s year-end from September 30 to December 31.
(2)	Reflects the Consolidation of common shares of the Corporation.

EFI’s compensation to executive officers has generally increased during the five most recently completed financial years. The total cumulative shareholder return for an investment in EFI Common Shares has decreased over the same period, commencing in 2011, due in part to the Fukushima natural disaster which occurred in March 2011 and the resulting decrease in uranium prices since that time. Executive compensation has increased during that period, in part due to the competition among organizations operating in the natural resources sector to attract and retain the best possible executives.

Equity Incentive Awards

The Existing Option Plan has been used to provide EFI Options, and if ratified by the shareholders at the Meeting, the Equity Incentive Plan will, at the discretion of the Board, be used to provide Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, Deferred Share Units, Performance Shares and Performance Units, and Stock-Based Units,which have and will be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of EFI. In determining the equity incentive awards to be granted to the executive officers, the Board takes into account the number or value of such awards, if any, previously granted to each executive officer, and the exercise price or value of any outstanding options or other equity incentive awards to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

All equity incentive awards are approved by the Board, on the recommendation of the Compensation Committee.

Summary Compensation Table

In November 2013, the Corporation changed its financial year end from September 30 to December 31, which resulted in the Corporation’s financial year ended December 31, 2013 being a 15-month financial period. With the exception of Mr. Moylan whose compensation was paid in Canadian dollars, the compensation of the NEOs is paid and reported in United States dollars.

Name and Principal Position	Year(1)	Salary (US$)	Share-Based Awards (US$)	Option- Based Awards (US$)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans	Long-Term Incentive Plans
Stephen P. Antony President & CEO	2014 2013 2012	360,000 454,209 253,205	Nil Nil Nil	212,616 94,462 362,168	75,000 75,000 125,000	Nil Nil Nil	Nil Nil Nil	10,400 21,817 7,596	658,016 646,489 747,969
Graham G. Moylan(4)(5)(6) CFO	2014 2013 2012	36,204 293,485 21,179	Nil Nil Nil	Nil 87,552 176,921	62,593 25,158 Nil	Nil Nil Nil	Nil Nil Nil	8,357 20,442 Nil	107,154 426,637 198,100
Daniel G. Zang(7)	2014 2013 2012	196,250 Nil Nil	Nil Nil Nil	106,308 Nil Nil	20,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	8,670 Nil Nil	331,728 Nil Nil
Harold R. Roberts(8) Executive VP & COO	2014 2013 2012	235,000 303,542 229,092	Nil Nil Nil	106,308 59,664 74,211	7,500 32,500 37,100	Nil Nil Nil	Nil Nil Nil	6,567 7,246 4,421	355,375 402,952 344,824
David C. Frydenlund(8) Sr. VP, General Counsel and Corporate Secretary	2014 2013 2012	230,000 297,084 225,245	Nil Nil Nil	106,308 47,731 43,606	25,000 22,500 38,100	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	361,308 367,315 306,951
Gary R. Steele(9) Sr. VP Marketing and Sales	2014 2013 2012	118,500 239,082 139,307	Nil Nil Nil	53,154 23,866 155,986	7,500 10,000 25,000	Nil Nil Nil	Nil Nil Nil	27,800 7,581 4,179	206,955 280,529 324,472

Notes:
(1)

The year 2013 represents the 15-month financial period ended December 31, 2013, which period resulted from the change of year-end from September 30 to December 31. The years 2014 and 2012 represent the 12-month financial years ended on December 31, 2014 and September 30, 2012, respectively.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of these options, see “Note 18 – Share-Based Payments” to EFI’s financial statements for financial year ended December 31, 2014. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of: (i) Cdn$1 to US$0.9054 for the financial period ended December 31, 2014; (ii) Cdn$1 to US$0.9782 for the financial period ended December 31, 2013; and (iii) Cdn$1 to US$1.0074 for the fiscal year ended September 30, 2012.

(3)	These amounts represent retirement savings benefits contributed by the Corporation.

(4)

As Mr. Moylan is a resident of Canada, his compensation was paid in Canadian dollars. The amounts relating to his compensation have been converted into US dollars using an average annual exchange rate of (i) C$1 to US$0.9054 for the financial period ended December 31, 2014; (ii) C$1 to US$0.9782 for the financial period ended December 31, 2013; and (iii) C$1 to US$1.0074 for the fiscal year ended September 30, 2012.

(5)	Mr. Moylan was appointed as CFO in September 2012. His salary indicated above for 2012 represents salary for the month of September 2012.
(6)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.
(7)	Mr. Zang was appointed as CFO of the Corporation effective February 15, 2014.
(8)

Messrs. Roberts and Frydenlund were employed by the Corporation’s subsidiary both before and subsequent to the acquisition of the subsidiary from Denison Mines Corp. on June 29, 2012. Compensation for the entire year of 2012, which was paid by the subsidiary, is included even though the subsidiary was not acquired by the Corporation until June 29, 2012.

(9)

Mr. Steele resigned as Sr. VP Marketing and Sales of the Corporation effective September 30, 2014. Consulting fees paid to Mr. Steele after his retirement totaled $12,384, which are not included in the table.

Incentive Plan Awards

The table below shows the number of EFI Options outstanding for each NEO and their value as at December 31, 2014 based on the last trade of EFI Common Shares on the TSX prior to the close of business on December 31, 2014 of C$7.14.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards			Share-Based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the- Money Options (C$)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (C$)
Stephen P. Antony	6,000 6,000 19,200 20,000 16,000 40,000	10.00 25.50 15.50 11.50 8.75 9.05	7/13/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Graham G. Moylan(3)	Nil	--	--	Nil	Nil	Nil
Daniel G. Zang(4)	6,000 6,000 20,000	8.00 8.75 9.05	5/10/2018 7/16/2018 1/23/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold R. Roberts	12,000 10,000 20,000	11.50 8.75 9.05	8/13/2017 7/16/2018 1/23/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David C. Frydenlund	7,000 8,000 20,000	11.50 8.75 9.05	8/13/2017 7/16/2018 1/13/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary R. Steele(5)	2,000 2,400 6,000 12,000 4,000 10,000	10.00 25.50 15.50 11.50 8.75 9.05	7/13/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1) The number of EFI Options and the exercise price of EFI Options have been adjusted to take into account the Consolidation.
(2) EFI Options were granted and are reported in Canadian dollars.
(3) Mr. Moylan resigned as Chief Financial Officer on February 15, 2014.
(4) Mr. Zang was appointed as Chief Financial Officer on February 15, 2014.
(5) Mr. Steele resigned as Sr. VP Marketing and Sales of the Corporation effective September 30, 2014. Mr. Steele has performed services as a consultant to the Corporation since that date.

Incentive Plan Awards – Value Vested or Earned

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephen P. Antony	Nil	Nil	75,000
Graham G. Moylan(1)	Nil	Nil	62,593
Daniel G. Zang(2)	Nil	Nil	20,500
Harold R. Roberts	Nil	Nil	7,500
David C. Frydenlund	Nil	Nil	25,000
Gary R. Steele(3)	Nil	Nil	7,500

Notes:
	(1)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.
	(2)	Mr. Zang was appointed as CFO of the Corporation effective February 15, 2014.
	(3)	Mr. Steele resigned as Sr. VP Marketing and Sales of the Corporation effective September 30, 2014.

Pension Plan Benefits and Deferred Compensation Plans

EFI does not provide defined pension plan benefits or any other pension plans that provide for payments or benefits at, following or in connection with retirement to its directors or officers.

EFI does not have any deferred compensation plans relating to its NEOs.

Termination and Change of Control Benefits

The events that trigger payment to an NEO on account of a change of control are negotiated and documented in each employment contract or letter of understanding. These benefits attempt to balance the protection of the employee upon a change of control with the preservation of the executive base in the event such a change of control occurs. As noted below, there are certain circumstances that trigger payment, vesting of stock options, or the provision of other benefits to an NEO upon termination and change of control.

EFI has employment agreements or letters of understanding with each of the NEOs.

Stephen P. Antony

In the event of the termination of Mr. Antony’s employment without cause or upon a change of control of EFI, Mr. Antony will be entitled to receive all outstanding base salary and vacation accrued to the date of termination and a lump sum payment equal to two and one-half times his base salary, plus two and one-half times the amount of his highest annual performance bonus paid for any fiscal year beginning October 1, 2007. In the event of death or disability, Mr. Antony is entitled to receive all outstanding base salary and vacation accrued, plus payment of his annual base salary, either in a lump sum payment in the event of death or, in the event of a disability, over a period of twelve months thereafter. The effective term of Mr. Antony’s employment agreement is October 1, 2012 through September 30, 2015.

The estimated additional payment to Mr. Antony in the case of termination without cause, or upon a change of control, assuming that the triggering event took place on December 31, 2014 is US$1,552,000.

Daniel G. Zang

In the event of a change of control, Mr. Zang may elect to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. In such case, EFI would be required to pay Mr. Zang all outstanding base salary and vacation pay accrued to the effective date of termination and provide a lump sum payment equal to one times his annual base salary plus one times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Zang in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2014, was $277,500.

Harold R. Roberts

In the event Mr. Roberts’ employment is terminated by EFI, he will be entitled to severance pay in an amount equal to his annual base salary at the time of termination plus the greater of (a) one times any bonus received between July 1, 2012 and the time of termination, or (b) 15% of his current annual base salary at the time of termination. The estimated additional payment to Mr. Roberts in the case of a termination, assuming that the triggering event took place on December 31, 2014 is $279,100.

Further, in the event that within six months after a change of control, Mr. Roberts is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Roberts all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his annual base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Roberts in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2014, is US$433,650.

David C. Frydenlund

In the event Mr. Frydenlund’s employment is terminated by EFI, he will be entitled to severance pay in an amount equal to three months of his base salary at the time of termination. The estimated additional payment to Mr. Frydenlund in the case of a termination, assuming that the termination took place on December 31, 2014, is US$60,000. In addition, the Corporation will reimburse all direct costs of relocating Mr. Frydenlund and his family to Canada, provided such relocation occurs within 14 months from the date of termination. Such reimbursement will not apply to the extent the costs contemplated are paid by another employer.

Further, in the event that within six months after a change of control, Mr. Frydenlund is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Frydenlund all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one times his annual base salary plus one times the amount of the highest annual performance bonus paid to him since 2010. The estimated additional payment to Mr. Frydenlund in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2014, is US$299,600.

Director Compensation

Director Compensation Table

EFI’s policy with respect to directors’ compensation was developed by the Board, on recommendation of the Compensation Committee. The following table sets forth the compensation awarded, paid to or earned by the directors of EFI during the most recently completed financial year. Directors of EFI who are also officers or employees of EFI are not compensated for service on the Board; therefore no fees are payable to Stephen P. Antony for his service as a director of EFI.

Name	Fees Earned ($)(1)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
J. Birks Bovaird	45,156	Nil	53,154	Nil	Nil	Nil	98,310
Paul A. Carroll	27,841	Nil	53,154	Nil	Nil	Nil	80,995
Eun Ho Cheong(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
W. Robert Dengler(4)	11,148	Nil	53,154	Nil	Nil	Nil	64,302
Lawrence A. Goldberg	38,366	Nil	53,154	Nil	Nil	Nil	91,520
Mark E. Goodman	21,729	Nil	53,154	Nil	Nil	Nil	74,883
Bruce D. Hansen	28,859	Nil	53,154	Nil	Nil	Nil	82,013
Ron F. Hochstein	31,918	Nil	53,154	Nil	Nil	Nil	85,072
Stephen N. Khan(5)	5,452	Nil	53,154	Nil	Nil	Nil	58,606
Tae Hwan Kim(6)	20,541	Nil	53,154	Nil	Nil	Nil	73,695
Richard Patricio	31,238	Nil	53,154	Nil	Nil	Nil	84,392

Notes:
(1)

Except for Mr. Hansen (a US director), directors’ compensation was paid in Canadian dollars. The amounts relating to such directors’ compensation have been converted into US dollars using an average annual exchange rate of C$1 to US$0.9054 for the financial period ended December 31, 2014.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of options, see “Note 18 – Share-Based Payments” to EFI’s financial statements for the 12-month period ended December 31, 2014. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of C$1 to US$0.9054 for the financial period ended December 31, 2014.

(3)	Mr. Cheong resigned as a director effective January 13, 2014.
(4)	Mr. Dengler did not stand for re-election and was no longer a director of the Corporation as of May 21, 2014.
(5)	Mr. Khan resigned as a director, effective March 31, 2014.
(6)	Mr. Kim was appointed as a director by the Board effective January 23, 2014.

Retainer and Meeting Fees

EFI’s director compensation program is designed to enable EFI to attract and retain highly qualified individuals to serve as directors. In fiscal 2014, directors’ compensation, which is paid only to non-employee directors, consisted of:

  annual retainer for board member of C$15,000;

  annual retainer for committee (other than Audit Committee) Chairs of C$18,750;

  annual retainer for audit committee Chair of C$30,000;

  annual retainer for Chair of the Board of C$37,500;

  meeting fee of C$1,125 per meeting for any and all Board and committee meetings if attended in person or telephonically; and

  reimbursement of related travel and out-of-pocket expenses.

Effective January 1, 2015, the directors’ compensation, which is paid only to non-employee directors, consists of:

  annual retainer for each board member of C$45,000;

  annual retainer for committee chairs (other than audit committee chairman) of C$50,000;

  annual retainer for audit committee chairman of C$55,000;

  annual retainer for chairman of the board of C$60,000;

  reimbursement of related travel and out-of-pocket expenses; and

  no additional fees for attendance at Board or committee meetings.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each director and their value as at December 31, 2014 based on the last trade of the EFI Common Shares on the TSX prior to the close of business on December 31, 2014 of C$7.14.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2014

Name	Option-Based Awards			Share-Based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
J. Birks Bovaird (Chair)	3,000 2,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/1/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Paul A. Carroll	3,000 4,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Eun Ho Cheong(3)	Nil	NA	NA	Nil	Nil	Nil
W. Robert Dengler(4)	Nil	Nil	Nil	Nil	Nil	Nil
Lawrence A. Goldberg	7,200 20,000 10,000 10,000	15.50 11.50 8.75 9.05	3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

	Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
Mark E. Goodman	3,000 2,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Bruce D. Hansen	3,000 2,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Ron F. Hochstein	20,000 10,000 10,000	11.50 8.75 9.05	8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steven N. Khan(5)	Nil	Nil	Nil	Nil	Nil	Nil
Tae Hwan Kim(6)	10,000	9.05	1/23/2019	Nil	Nil	Nil
Richard Patricio	7,200 2,720 3,400 20,000 10,000 10,000	15.50 19.50 43.00 11.50 8.75 9.05	3/7/2017 3/7/2015 3/7/2016 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:
(1)	The number of options and the exercise price of the options has been adjusted to take into account the Consolidation.
(2)	The options were granted and are reported in Canadian dollars.
(3)	Mr. Cheong resigned as a director effective January 13, 2014.
(4)	Mr. Dengler did not stand for re-election and was no longer a director as of May, 21, 2014.
(5)	Mr. Khan resigned as a director effective March 31, 2014.
(6)	Mr. Kim was appointed as a director by the Board effective January 23, 2014.

Incentive Plan Awards – Value Vested or Earned During the 12-Month Period Ended December 31, 2014

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(1) ($)
J. Birks Bovaird	Nil	Nil	Nil
Paul A. Carroll	Nil	Nil	Nil
Eun Ho Cheong	Nil	Nil	Nil
W. Robert Dengler	Nil	Nil	Nil
Lawrence A. Goldberg	Nil	Nil	Nil
Mark E. Goodman	Nil	Nil	Nil
Bruce D. Hansen	Nil	Nil	Nil
Ron F. Hochstein	Nil	Nil	Nil

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(1) ($)
Steven N. Khan	Nil	Nil	Nil
Richard Patricio	Nil	Nil	Nil

Share Ownership Requirement

At its meeting held on January 23, 2014, the Board adopted a share ownership requirement for Board members. It provides that all non-employee directors must own a requisite number of EFI Common Shares by the later of five years from the commencement of their directorship or the date on which the EFI Common Share ownership requirement was adopted. Under this requirement, non-employee directors are required to own EFI Common Shares with a value equal to twice the value of their annual director retainers. EFI Common Shares are valued at the higher of the price they were acquired or the year-end closing price of the Corporation’s shares on the TSX for the previous year. Further, until such time as a non-employee director reaches his or her share ownership requirement, the non-employee director is required to hold 50% of all EFI Common Shares received upon exercise of stock options (net of any EFI Common Shares utilized to pay for the exercise price of the option and tax withholding), and shall not otherwise sell or transfer any EFI Common Shares. This requirement does not apply to a nominee of a shareholder of the Corporation pursuant to a contractual right of the shareholder to nominate one or more directors to the Board. As a result, these requirements do not apply to Mr. Park, as the nominee of KEPCO, which has a contractual right to designate a nominee for election as a director. Although not required to demonstrate compliance with this policy until the later of five years from the commencement of their directorships or January 23, 2014, a majority of the directors of the Corporation are currently in compliance with this policy.

Securities Authorized For Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2014, concerning options outstanding pursuant to the Existing Option Plan, which has been approved by shareholders:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options(1)	Weighted-average exercise price of outstanding options (C$)(1)	Number of Common Shares remaining available for future issuance under the Existing Option Plan
Existing Option Plan	902,620	$11.59	1,065,135(2)
Strathmore Replacement Options	2,793	32.35	Nil
Total	905,413	11.66	1,065,135

Notes:
	(1)	The number of EFI Common Shares and the exercise price have been adjusted to take into account the Consolidation.
	(2)	If the Equity Incentive Plan is approved by shareholders at the Meeting, EFI will not issue any Options under the Existing Option Plan.

Existing Option Plan

The Existing Option Plan, which replaced a prior option plan, was approved by the Board on January 25, 2013 and ratified by shareholders on March 6, 2013. The Board adopted the Equity Incentive Plan on January 28, 2015. The Equity Incentive Plan is subject to TSX approval and approval of the shareholders at the Meeting. See “Approval of 2015 Omnibus Equity Incentive Compensation Plan”, above. If the Equity Incentive Plan is approved by shareholders at the Meeting, the Board will not issue any further Options under the Existing Option Plan. There are currently 974,980 outstanding Options that were issued under the Existing Option Plan.

Shares Issuable Under Existing Option Plan. The Existing Option Plan provides that the maximum number of EFI Common Shares issuable thereunder shall not exceed the number which represents 10% of the issued and outstanding EFI Common Shares. The Existing Option Plan limits the number of EFI Common Shares that may be issued at any time to insiders of EFI, together with all security-based compensation arrangements of the EFI, to an amount that may not exceed 10% of the issued and outstanding EFI Common Shares as of the date of the grant, and the number of EFI Common Shares which may be issued to such insiders within any one year period to an amount that may not exceed 10% of the issued and outstanding EFI Common Shares.

Administration. The Existing Option Plan is administered by the Board, or a committee of the Board. The Board or a committee of the Board is authorized to determine the participants to whom grants of options to purchase EFI Common Shares may be made and, consistent with the provisions of the Existing Option Plan, the terms and conditions of such grants.

Specific Terms of Stock Options. The key features of the options available for grant under the Existing Option Plan are as follows:

  options may be granted to employees, directors, officers and consultants of EFI and its affiliates, as well as any other person engaged to provide services to EFI or an affiliate other than services provided in relation to a distribution of securities of EFI or an affiliate;

  all options outstanding under the plan have a maximum term of 10 years from the date of grant, provided that if an option would expire during or immediately after a black out period during which EFI has imposed trading restrictions on its insiders then the expiry of such options shall be extended for 10 business days following the expiry of the blackout period;

  the vesting schedule for any option shall be determined by the Board or the committee acting in its sole discretion, and shall be stated in the option agreement to be entered into between each optionee and EFI; and

  the exercise price of all options issued under the plan shall be determined by the committee or the Board, but in any event may not be less than the volume weighted average trading price of the EFI Common Shares on the TSX for the five trading days immediately preceding the date of grant.

Amendments. The Board has the discretion to terminate, suspend, or make amendments to the Existing Option Plan, or amend awards granted under it, without notice or shareholder approval, for the following purposes:

  amendments to the general vesting provisions of each option or to the general term of each option, provided that no option held by an insider may be extended beyond its original expiry date and no option may be exercised after the tenth anniversary of the date of grant;

  amendments to the provisions of the plan relating to the treatment of options upon a termination of employment;

  amendments to add covenants of EFI for the protection of participants;

  amendments not inconsistent with the plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

  making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

The Existing Option Plan provides that the approval of the TSX and shareholders of EFI will be required for the following amendments:

  amendments which would increase the number of EFI Common Shares issuable under the plan, or which would increase the number of EFI Common Shares issuable to insiders;

  amendments which would extend the period of time during which any option held by insiders granted under the plan may be exercised;

  amendments which would reduce the exercise price of any options held by insiders;

  amendments which would add any form of financial assistance to an eligible participant; and

  amendments which would entitle the Board to amend any of the foregoing provisions without shareholder approval.

Adjustments. In the event of certain events affecting the capitalization of EFI, including a stock dividend, or certain other corporate transactions, the Board may adjust the number of shares that may be acquired on the exercise of any outstanding options, and the exercise price of any outstanding options. Assignability. Options may not be assigned or transferred, with the exception of an assignment made to an executor or administrator of a deceased participant’s estate.

Cessation. Unless the Board or a committee of the Board decides otherwise, the right to exercise options granted under the Existing Option Plan terminates on the earlier of the expiry date and (i) the date that is 12 months after the optionee’s death; and (ii) 90 days after the optionee’s resignation or termination for any reason other than death. Any options held by the optionee that are not yet vested as at such date immediately expire and are cancelled and forfeited to EFI on that date. The Board or the Committee may, however, in its discretion, at any time prior to or following the foregoing events, permit the exercise of any or all options held by an optionee or permit the acceleration of vesting of any or all options.

Change in Control. In the event of a “change in control”, as defined in the Existing Option Plan, unless otherwise determined by the committee of the Board or the Board, any options outstanding immediately prior to the occurrence of a change in control event shall immediately vest and become fully exercisable. The committee and the Board also have the discretion to modify the terms of the options in the event of a change in control to cash settle any outstanding options or to convert or exchange any outstanding options into or for other rights or securities.

Strathmore Replacement Options

The Corporation issued 292,971 stock options of the Corporation (adjusted for the Consolidation) to the holders of options granted pursuant to the Strathmore Option Plan in connection with the acquisition of Strathmore on August 31, 2013. As of the date hereof, there are 882 stock options outstanding under the Strathmore Option Plan. These options are exercisable for EFI Common Shares. No further stock options will be granted pursuant to the Strathmore Option Plan. The options have varying expiry dates with the last options expiring in October 2022.

AUDIT COMMITTEE DISCLOSURE

The Corporation is required to have an audit committee (the “Audit Committee”). The following directors, all of whom are independent directors, are currently members of EFI’s Audit Committee: Paul A. Carroll, Lawrence A. Goldberg, Bruce D. Hansen. Prior to May 21, 2014, Ron F. Hochstein was also a member of the Audit Committee. Lawrence A. Goldberg is the Chair of the Audit Committee.

Additional information regarding the Corporation’s Audit Committee, its members and charter, as well as information concerning auditor compensation, is set out in the Corporation’s Annual Information Form which may be found on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with National Instrument 58-101, information on the Corporation’s corporate governance practices is set out in Schedule “A” to this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person proposed or who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of the Corporation or proposed nominee for election as director or any of their associates or affiliates had any material interest in any transactions involving the Corporation since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws, no director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such director, executive officer or proposed nominee: (a) is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any of its subsidiaries, and (b) has any indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and MDA for the 12-month period ended December 31, 2014 which are available on SEDAR or can be received upon written request to the Corporation at 225 Union Blvd., Suite 600, Lakewood, Colorado, USA 80228.

The board of directors of the Corporation has approved the contents and the sending of this Circular.

DATED at Lakewood, Colorado, USA this 6th day of May, 2015.

BY ORDER OF THE BOARD

(Signed) “Stephen P. Antony”

Stephen P. Antony, President and Chief
Executive Officer

SCHEDULE “A”

CORPORATE GOVERNANCE DISCLOSURE

The board of directors (the “Board”) of Energy Fuels Inc. (the “Corporation”) is currently comprised of nine directors.

The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Corporation’s corporate governance policies. Under NI 52-110, a director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. With the assistance of the Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on May 6, 2014.

Seven of the nine directors are considered by the Board to be independent within the meaning of NI 52-110. Stephen P. Antony is not an independent director as he is the President and Chief Executive Officer (“CEO”) of the Corporation. Mr. Park is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Corporation’s strategic relationship with KEPCO, KEPCO’s significant shareholding in the Corporation and his position with KEPCO. However, each of the remaining directors, namely, J. Birks Bovaird, Paul A. Carroll, Lawrence A. Goldberg, Mark E. Goodman, Bruce D. Hansen, Ron F. Hochstein and Richard Patricio are independent directors of the Corporation. Mr. Goodman is not standing for re-election at the Meeting.

A number of directors of the Corporation are also directors of other reporting issuers. See “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors” in the Corporation’s Management Information Circular dated May 6, 2015.

The Chair of the Board, J. Birks Bovaird, is not a member of management and is an unrelated and independent director. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management.

The independent directors of the Board are encouraged by the Board to hold private sessions as such independent directors deem necessary in the circumstances. In the year ended December 31, 2014, the independent directors held separate in camera sessions following four Board meetings, and had informal discussions from time to time.

The Board held a total of 7 meetings during the year ended December 31, 2014. The following table shows the number of Board meetings each director attended during that period.

Name	Number of Board Meetings Held While a director	Number of Board Meetings Attended
J. Birks Bovaird	7	7
Stephen P. Antony	7	7
Paul A. Carroll	7	7
Eun Ho Cheong(1)	0	0
W. Robert Dengler(2)	3	1
Lawrence A. Goldberg	7	6
Mark E. Goodman	7	3
Bruce D. Hansen	7	6
Ron F. Hochstein	7	6
Steven N. Khan (3)	2	2
Tae Hwan Kim	6	6
Richard J. Patricio	7	7

Notes
(1)	Mr. Cheong resigned from the Board effective January 13, 2014.
(2)	Mr. Dengler did not stand for re-election, and ceased being a director effective May 21, 2014.
(3)	Mr. Khan resigned from the Board effective March 31, 2014.

Board Mandate

The Board’s mandate is set out in the Corporation’s Corporate Governance Manual as approved by the Board. The Board is responsible, directly and through its committees, for the supervision of the management of the business and affairs of the Corporation. The Board seeks to ensure the viability and long-term financial strength of the Corporation and the creation of enduring shareholder value. In pursuing these objectives, the Board will have regard to the best interests of shareholders and the Corporation and to the needs of its other stakeholders, including the needs of the communities in which the Corporation conducts its business and the needs of its employees and suppliers.

To assist the Board in the implementation of its mandate, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

The Board selects and appoints the Corporation’s President and CEO and, through him or her, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Corporation, and certain other material public communications. The Board has implemented a Corporate Disclosure Policy, which it reviews annually, to ensure effective communication between the Corporation, its shareholders, prospective investors, the public and other stakeholders, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the Board to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

Position Descriptions

The Board has adopted a written position description for the CEO of the Corporation. The primary role of the CEO is to develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to the creation of shareholder value, to develop and recommend to the Board annual business plans and budgets that support the Corporation’s long term strategy, and to ensure that the day-to day business affairs of the Corporation are appropriately managed, including evaluation of the Corporation’s operating performance and initiating appropriate action where required. In order to fulfill this role, the CEO is expected to ensure that the Corporation has an effective management team and to have an active plan for its development and succession, and to foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility, including ensuring that the Corporation is in compliance with its Corporate Disclosure Policy and Environment, Health and Safety Policy and internal controls and procedures. Finally, the CEO is expected to ensure that the Corporation builds and maintains strong, positive relationships with its investors, employees and the corporate and public community.

The position description for the Chair of the Board is set out in the Corporation’s Corporate Governance Manual. The primary role of the Chair is to provide leadership to the Board, to ensure that the Board can function independently of management and fully discharges its duties. This involves acting as a liaison between the Board and management, working with management to schedule Board meetings and with committee chairs to coordinate scheduling committee meetings, ensuring the appropriate agendas for meetings, ensuring the proper flow of information to the Board, and reviewing the adequacy and timing of documented material in support of management’s proposals. The Chair of the Board also works with the Governance and Nominating Committee to ensure proper committee structure, including assignments of members and committee Chairs, as well as chairs all meetings of the Board, and when requested by the CEO, meetings of shareholders.

The Board has developed written position descriptions for the Chair of each committee. The primary responsibilities of the Chair of each committee are to: develop the agenda for each meeting of the committee; preside over committee meetings; oversee the committee’s compliance with its Charter or Terms of Reference and Mandate; work with management to develop the committee’s annual work plan; together with management, identify, review and evaluate matters of concern to the committee; and report regularly to the Board.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on the Corporation and its management and are fully briefed by senior management on the corporate organization and key current issues. The information package includes contact information, the Corporation’s organizational chart, the Articles and By-Laws of the Corporation, the Corporation’s Corporate Governance Manual and certain key documents and plans such as the Corporation’s Stock Option Plan, Shareholder Rights Plan, Directors’ and Officers’ Insurance Policy and Indemnity Agreement. The Corporation’s Corporate Governance Manual describes the roles, responsibilities and mandates of the Board, its committees, its directors, the Chair of the Board, the Chairs of each committee and the CEO, and includes copies of all of the Corporation’s adopted codes and policies. In addition, new directors are introduced to the Corporation’s website, which includes the Corporation’s most recent Annual Information Form, Form 40-F, Management Information Circulars, press releases, material change reports and other continuous disclosure documents, all of which provide the information necessary for a new director to become familiar with the nature and operation of the Corporation’s business. Management is also available to answer any questions from or to provide any additional orientation for new directors that may be required. Visits to key operations may also be arranged for new directors.

Although the Corporation does not generally provide formal training programs for its directors, the Board encourages directors to participate in continuing education programs. One director has successfully completed a director certification program offered by a major Canadian university. In addition, Board members are often provided with notices and other correspondence from counsel and other advisors, which report on developments affecting corporate and securities law matters and governance generally. Any material developments affecting the ability of directors to meet their obligations as directors are brought to the attention of the Governance Committee by management, and appropriate actions are taken by the Governance and Nominating Committee to ensure that directors maintain the skill and knowledge necessary to meet their obligations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers, and employees of the Corporation, which is contained in the Corporation’s Corporate Governance Manual. The Corporate Governance Manual is provided to each new director, and a copy of the Code is provided to each new employee. The Code is also published on the Corporation’s website. In addition, at the time of each annual meeting of shareholders, the directors and officers of the Corporation are required to affirm their compliance with the Code in writing.

The Code sets out in detail the core values and the principles by which the Corporation is governed, and addresses topics such as: conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest; protection and proper use of corporate assets and opportunities; confidentiality of corporate information; fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations; and reporting of any illegal or unethical behaviour. Under the Code and applicable law, any director or officer who has a material interest in a transaction or agreement is required to disclose his or her interest and refrain from voting or participating in any decision relating to the transaction or agreement.

The management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance that ensures a work environment that encourages employees to raise concerns to the attention of management and that promptly addresses any employee compliance concerns. Under the Code, all directors, officers, and employees must take all reasonable steps to prevent contraventions of the Code, to identify and raise issues before they lead to problems, and to seek additional guidance when necessary. If breaches of the Code occur, they must be reported promptly. The Corporation maintains appropriate records evidencing compliance with the Code. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board will review the Code periodically and review management’s monitoring of compliance with the Code, and if necessary, consult with members of the Corporation’s senior management team and audit committee (the “Audit Committee”), as appropriate, to resolve any reported violations of the Code. Any waivers from the Code that are granted for the benefit of the Corporation’s directors or executive officers shall be granted by the Board. Violations of the Code by a director, officer or employee are grounds for disciplinary action, up to and including immediate termination and possible legal prosecution.

Where a material departure from the Code by a director or executive officer constitutes a material change, the Corporation will file a material change report disclosing the date of the departure, the parties involved in the departure, the reason why the Board has or has not sanctioned the departure, and any measures the Board has taken to address or remedy the departure. No material change reports have been filed since the beginning of the year ended December 31, 2014 that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

The Corporation also expects all agents, consultants and contractors to comply with the Code.

Nomination of Directors

The Board has a Governance and Nominating Committee (the “GN Committee”), which is composed entirely of independent directors. The GN Committee has the general responsibility for developing and monitoring the Corporation’s approach to corporate governance issues and for identifying and recommending to the Board nominees for appointment or election as directors. The GN Committee’s responsibilities include the following: assessing the effectiveness of the Board as a whole, the Chair of the Board, the committees of the Board and the contribution of individual directors on a periodic basis; ensuring that, where necessary, appropriate structures and procedures are in place to ensure that the Board can function independently of management; periodically examining the size of the Board, with a view to determining the impact of the number of directors upon effectiveness; identifying individuals qualified to become new Board members and recommending to the Board all director nominees for election or appointment to the Board; assessing directors on an ongoing basis; and recommending to the Board the members to serve on the various committees. In addition, the GN Committee reviews the Corporation’s disclosure of its corporate governance practices in the Corporation’s Circular each year.

During the year ended December 31, 2014, the GN Committee was responsible for proposing new candidates for Board nomination. In making its recommendations to the Board, the GN Committee considers what competencies and skills the Board, as a whole, should possess, the competencies and skills each existing director possesses, and the competencies and skills each new nominee will bring to the boardroom. The GN Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

Term Limits

It is proposed that each of the persons elected as a Director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. The Board relies on an annual director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits. The Board has demonstrated the effectiveness of its approach, as six of the nine current directors, or 67% of the Board, have been appointed since 2010.

Board Diversity

On January 28, 2015, the Board adopted a written diversity policy that sets out the Corporation’s approach to diversity, including gender, on the Board and among the executive officers of the Corporation. The GN Committee and the Board aim to attract and maintain a Board and an executive team that have an appropriate mix of diversity, skill and expertise. All Board and executive officer appointments will be based on merit, and the skill and contribution that the candidate is expected to bring to the Board and the executive team, with due consideration given to the benefits of diversity.

Pursuant to the diversity policy, when considering the composition of, and individuals to nominate or hire to, the Board and the executive team, the GN Committee and the Board, as applicable, shall consider diversity from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the executive team, the GN Committee and the Board, as applicable, consider the current level of diversity on the Board and the executive team.

The GN Committee and the Board are responsible for developing measurable objectives to implement the diversity policy and to measure its effectiveness. The GN Committee annually considers whether to set targets based on diversity for the appointment of individuals to the Board or the executive team, recognizing that notwithstanding any targets set in any given year, the selection of diverse candidates will depend on the pool of available candidates with the necessary skills, knowledge and experience. At this time, the GN has not established a target regarding the number of women on the Board or the executive management team, as the GN Committee intends to measure the effectiveness of the policy by looking at the increase in female representation over time. As at the date of this Circular, there are no female directors or members of the executive team.

Majority Voting Policy

On January 25, 2013, the Board adopted a majority voting policy. Pursuant to the majority voting policy, forms of proxy for meetings of the shareholders of the Corporation at which directors are to be elected provide the option of voting in favour, or withholding from voting, for each individual nominee to the Board. If, with respect to any particular nominee, the number of shares withheld from voting exceeds the number of shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders, and such nominee is expected to submit his or her resignation to the Board, to take effect on acceptance by the Board. The GN Committee and the compensation committee (the “Compensation Committee”) will review any such resignation and make a recommendation to the Board regarding whether or not such resignation should be accepted. The Board will determine whether to accept the resignation within 90 days following the shareholders’ meeting. If the resignation is accepted, subject to any corporate law restrictions, the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) fill the vacancy by appointing a director whom the Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position. The majority voting policy applies only in the case of an uncontested shareholders’ meeting.

Compensation

The Corporation has a Compensation Committee, which is composed entirely of independent directors. The Compensation Committee has been delegated the task of reviewing and recommending to the Board the Corporation’s compensation policies, and reviewing such policies on a periodic basis to ensure they remain current, competitive and consistent with the Corporation’s overall goals. The Compensation Committee also has the authority and responsibility to review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level (including salary incentive compensation plans and equity-based plans) based on this evaluation, as well as making recommendations to the Board with respect to any employment, severance or change of control agreements for the CEO. The ultimate decision relating to the CEO’s compensation issues rests with the Board, taking into consideration the Compensation Committee’s recommendations, corporate and individual performance, and industry standards. The Compensation Committee has also been delegated the task of reviewing and approving for executive officers, other than the CEO, all compensation (including salary, incentive compensation plans and equity-based plans) and any employment, severance or change in control agreements, although the ultimate decision relating to any stock option or other equity grants rests with the Board. The experience of Board and committee members who are also involved as management of, or board members or advisors to, other companies also factors into decisions concerning compensation; however no formal objectives, criteria or analysis are used.

The Compensation Committee is also responsible for making recommendations to the Board with respect to the adequacy and form of compensation payable to and benefits of directors in their capacity as directors (including Board and committee retainers, meeting and committee fees, incentive compensation plans, and equity-based plans), so as to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director. Additional responsibilities of the Compensation Committee include: (i) considering the implications of the risks associated with the Corporation’s compensation policies and practices and the steps that may be taken to mitigate any identified risks; (ii) reviewing executive compensation disclosure before the Corporation publicly discloses such information; and (iii) reviewing, and approving periodically management’s succession plans for executive management, including specific development plans and career planning for potential successors, and recommending them to the Board.

During the year ended December 31, 2014, the Compensation Committee was responsible for administering the executive compensation program of the Corporation. For further information regarding how the Board determines the compensation for the Corporation’s directors and officers please see “Executive Compensation” in the Management Information Circular.

Other Board Committees

In addition to the GN Committee and Compensation Committee, the Corporation has an Audit Committee and an Environment, Health and Safety Committee (“EHS Committee”).

Audit Committee

The Audit Committee is a committee established and appointed by and among the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Corporation. In so doing, the Audit Committee provides an avenue of communication among the external auditor, management, and the Board. The Committee’s purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives, the Audit Committee oversees relations with the external auditor, reviews the effectiveness of the internal audit function, and oversees the accounting and financial reporting processes of the Corporation and audits of financial statements of the Corporation.

EHS Committee

The mining industry, by its very nature, can have an impact on the natural environment. As a result, environmental planning and compliance must play a very important part in the operations of any company engaged in these activities. The Corporation takes these issues very seriously and has established the EHS Committee to assist the Board in fulfilling its oversight responsibilities for environmental, health and safety matters. The mandate of the EHS Committee is to oversee the development and implementation of policies and best practices relating to environmental, health and safety issues in order to ensure compliance with applicable laws, regulations and policies in the jurisdictions in which the Corporation and its subsidiaries carry on business. Due to the complexity of uranium exploration, mining and milling, the Board determined that it was appropriate that a member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the EHS Committee. The fact that all of the members of the EHS Committee are not independent is balanced by the fact that a majority of the members of the EHS Committee and the Chair of the EHS Committee are independent, and that the key recommendations of the EHS Committee are considered by the full Board.

Assessments

The GN Committee distributes, receives and reviews the results of written Board effectiveness assessments each year. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The assessments also include peer reviews of all other directors and a self-assessment as to each director’s effectiveness and contribution as a Board member. After the assessments are reviewed, the GN Committee reports the results to the Board and makes any recommendations to the Board to improve the Corporation’s corporate governance practices. This process occurs prior to the consideration by the GN Committee of nominations for Board member elections at the Annual Meeting of Shareholders each year.

SCHEDULE “B”

SHAREHOLDER RIGHTS PLAN AGREEMENT

February 3, 2009

between

ENERGY FUELS INC.

and

CIBC MELLON TRUST COMPANY

as Rights Agent

Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
P.O. Box 747
Toronto, Ontario M5J 2T7

SHAREHOLDER RIGHTS PLAN AGREEMENT

Exhibit “A”	Form of Rights Certificate

SHAREHOLDER RIGHTS PLAN AGREEMENT

            THIS AGREEMENT is made as of February 3, 2009.

B E T W E E N:

ENERGY FUELS INC.
a corporation existing under the laws of the Province of Ontario
(the “Corporation”)

- and -

CIBC MELLON TRUST COMPANY
a trust company existing under the laws of Canada
(the “Rights Agent”)

            WHEREAS the board of directors of the Corporation have determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan agreement (the “Rights Plan”);

            AND WHEREAS in implementation of the Rights Plan, the board of directors of the Corporation: (a) authorized and declared a distribution of one (1) right (“Right”) in respect of each Common Share (as hereinafter defined) outstanding as of 5:00 p.m. (Toronto time) on February 3, 2009 (the “Record Time”) to each holder of record of Common Shares at the Record Time; and (b) authorized the issuance of one (1) Right (subject to adjustment as hereinafter provided) in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each as hereinafter defined);

            AND WHEREAS, each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

            AND WHEREAS, the Rights Agent has agreed with the Corporation to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

            NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

In this Agreement, unless the context otherwise requires:

“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	an underwriter or member of a banking or selling group that acquires Common Shares from the Corporation in connection with a distribution by the Corporation to the public of securities;

(iii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares solely as a result of one or any combination of:

	(A)	a Common Share Reduction;

	(B)	a Permitted Bid Acquisition;

	(C)	an Exempt Acquisition;

	(D)	a Pro-Rata Acquisition; or

	(E)	a Convertible Security Acquisition,

in each such case, until such time thereafter as such Person shall become the Beneficial Owner (otherwise than pursuant to any one or more of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro- Rata Acquisition, or a Convertible Security Acquisition) of additional Common Shares constituting more than 1% of the Common Shares then outstanding, in which event such Person shall become an Acquiring Person as of the date and time of acquisition of such additional Common Shares;

(iv)

for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause (iii) C of the definition of Beneficial Owner. In this definition, “Disqualification Date” means the first date of public announcement of facts indicating that such Person has or is making or has announced an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person; or

(v)

any Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the Common Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Common Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Common Shares then outstanding in addition to those Common Shares such Person already holds other than pursuant to a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, or a Convertible Security Acquisition or any combination thereof.

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

“Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage, or (iii) any relative of such specified Person or of a Person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified Person.

A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity within 60 days (where such right is exercisable immediately or within a period of 60 days, whether or not upon the condition or occurrence of any contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(A)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; and

(B)	pledges of securities in the ordinary course of the pledgee’s business; and

(iii)

any securities that are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert, provided that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security solely because:

(A)

the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement;

(B)

such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(C)	such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security where:

(i)

the ordinary business of such Person (the “Portfolio Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager’s duties for the account of any other Person (a “Client”) including non- discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(ii)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(iii)

such Person (the “Crown Agent”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Crown Agent holds such security in the ordinary course of and for the purposes of its activities as such;

(iv)

such Person (in this definition, a “Statutory Body”) is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(v)

such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”) or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Portfolio Manager, the Trust Company, the Crown Agent, the Statutory Body, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation;

(D)

such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(E)

such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(F)	such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100 x A
          B

where:	A=	the number of votes for the election of all directors generally attached to the Common Shares Beneficially Owned by such Person at such time; and

	B=	the number of votes for the election of all directors generally attaching to all Common Shares actually outstanding.

Notwithstanding the foregoing, where any Person is deemed to Beneficially Own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person, but unissued Common Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

“Board of Directors” means the board of directors for the time being of the Corporation or any duly constituted or empowered committee thereof.

“Business Day” means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Toronto, Ontario, (or after the Separation Time, the principal office of the Rights Agent in Toronto, Ontario) are generally authorized or obligated by law to close.

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

“Close of Business” on any given date means 5:00 p.m. (Toronto time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, “Close of Business” on such date shall mean 5:00 p.m., (Toronto time, unless otherwise specified), on the next succeeding Business Day.

“Common Shares” means the common shares which the Corporation is authorized to issue, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Corporation means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

“Common Share Reduction” means an acquisition, redemption or cancellation by the Corporation of Common Shares which by reducing the number of Common Shares outstanding, increases the percentage of Common Shares Beneficially Owned by any Person to 20% or more of the Common Shares then outstanding.

“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in clauses (ii)(A), (B), and (D) of that definition; and

(iii)	contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(A)

no Common Shares shall be taken up or paid for pursuant to the Take- over Bid (x) prior to the Close of Business on a date that is not earlier than the later of 35 days after the date of such Take-over Bid and the earliest date on which Common Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid, and (y) then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B)

Common Shares may be deposited pursuant to such Take-over Bid, unless the Take-over Bid is withdrawn, at any time prior to the Close of Business on the date that the Prior Bid described in clause (A) above expires; and

(C)

in the event that the requirement set forth in subclause (iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement.

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Common Shares made pursuant to such Competing Permitted Bid, including any acquisition of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition.

“controlled”: a Person shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such corporation or other Person;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Convertible Securities” means at any time any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

“Convertible Security Acquisition” means the acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

“Effective Date” is the date as defined in Section 5.17.

“Exempt Acquisition” means a Share acquisition: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(c), (d) or (e) hereof; (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by it to all holders of Common Shares of a class or series or Common Shares where such plan permits the holder to direct that dividends paid in respect of such Common Shares be applied to the purchase from the Corporation of further securities of the Corporation; (iii) pursuant to a distribution of Common Shares, or securities convertible into or exchangeable for Common Shares made by the Corporation pursuant to a prospectus or a securities exchange take-over bid or by way of a private placement, provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Common Shares Beneficially Owned by that Person immediately prior to the distribution, or (iv) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one (1) whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $10.00.

“Expansion Factor” has the meaning ascribed to such term in subsection 2.3(a) hereof.

“Expiration Time” means the earliest of: (i) the Termination Time; (ii) the Close of Business on the date of the Corporation’s annual meeting of shareholders in 2012; and (iii) the time this Agreement becomes void pursuant to the provisions of Section 5.17.

“Fiduciary” means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

“Flip-in Event” means a transaction or event that results in a Person becoming an Acquiring Person.

“Independent Shareholders” means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or a wholly-owned Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid, in which case the plan or trust shall be considered to be an Independent Shareholder.

“Market Price” per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)

the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, as reported by the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading (based on the volume of securities traded during the most recently completed financial year), or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or securities quotation system in Canada, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii)

if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a stock exchange or other securities exchange or securities quotation system in Canada, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the- counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii)

if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with an internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

“Offer to Acquire” includes:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities; and

(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

“Offeror” means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in clause (iii)(C) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

“Permitted Bid” means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(A)

no Common Shares shall be taken up or paid for pursuant to the Take- over Bid (x) prior to the Close of Business (Toronto time) on a date which is not earlier than 60 days following the date the Take-over Bid circular is sent to shareholders of the Corporation and (y) then only if, at the Close of Business on the date Common Shares are first taken up or paid for under the Take-over Bid, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B)

Common Shares may be deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Common Shares are first taken up or paid for under the Take-over Bid;

	(C)	any Common Shares deposited or tendered pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D)

in the event that the requirement set forth in subclause (A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tender of Common Shares for not less than 10 days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of Common Shares made pursuant to such Permitted Bid, including any acquisition of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition.

“Permitted Bid Acquisition” means a Share acquisition made pursuant to a Permitted Bid or Competing Permitted Bid.

“Permitted Lock-Up Agreement” means an agreement between a Person and one or more holders of Common Shares (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) or, if the Lockup Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Common Shares to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)

the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Common Shares from the Lock-up Bid in order to tender or deposit the Common Shares to another Take-over Bid or support another transaction:

(A)	where the price or value per Common Share offered under such other Take-over Bid or transaction is higher than the price or value per Common Share offered under the Lock-up Bid; or

(B)	if:

(1)

the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)

the number of Common Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Common Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Common Shares offered to be purchased under the Lockup Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked- up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Bid is not successfully concluded or if any Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares in order to accept the other Take-over Bid or support another transaction.

“Person” includes any individual, firm, partnership, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

“Pro-Rata Acquisition” means the acquisition of Common Shares (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Common Shares or securities convertible into or exchangeable for Common Shares on the same pro-rata basis as all other holders of Common Shares of the same class or series, or (ii) pursuant to a regular dividend reinvestment plan or other plan of the Corporation made available by the Corporation to the holders of Common Shares where such plan permits the holder to direct that the dividends paid in respect of such Common Shares be applied to the purchase from the Corporation of further securities of the Corporation, or (iii) pursuant to the receipt and/or exercise of rights (other than the Rights) issued by the Corporation on a pro-rata basis to all holders of a class or series of Common Shares to subscribe for or purchase Common Shares or securities convertible into or exchangeable for Common Shares provided that the Person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Common Shares Beneficially Owned by that Person immediately prior to the commencement of the offering of the rights and that such rights are acquired directly from the Corporation and not from any other Person.

“Record Time” has the meaning ascribed to that term in the second recital hereto.

“Redemption Price” has the meaning ascribed to that term in subsection 5.1(b) hereof.

“Regular Periodic Cash Dividends” means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein;

“Rights Agent” means CIBC Mellon Trust Company, a trust company existing under the laws of Canada, and any successor Rights Agent appointed pursuant to the provisions hereof.

“Rights Certificate” has the meaning ascribed to that term in subsection 2.2(c) hereof.

“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof.

“Separation Time” means the Close of Business (Toronto time) on the tenth Business Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors in good faith, provided that: (x) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time, (y) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition never to have been made, and (z) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

“Shares” means shares in the capital of the Corporation.

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 102.1 or 102.2 of the Securities Act (Ontario) or National Instrument 62-103, each as amended from time to time and any provision substituted therefor) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

“Subsidiary”:

A body corporate is a Subsidiary of another body corporate if:

(i)

it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii)	it is a Subsidiary of a body corporate that is that other’s Subsidiary.

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Common Shares, if any, into which the securities subject to the Offer to Acquire are convertible and the Common Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Common Shares.

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

“Trading Day”, when used with respect to any securities, means a day on which the principal securities exchange or securities quotation system in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange or securities quotation system in Canada, a Business Day.

“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one (1) United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one (1) United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

1.2      Holder

            As used in this Agreement, unless the context otherwise requires, the term “holder” when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

1.3      Acting Jointly or in Concert

            For purposes of this Agreement, it is a question of fact whether a Person is acting jointly or in concert with another Person but a Person shall be deemed to be acting jointly or in concert with every other Person who (i) is an Associate or Affiliate of such first mentioned Person; or (ii) who is a party to any agreement, commitment or understanding, whether formal or informal, with the first mentioned Person or any Associate or Affiliate thereof, to acquire Common Shares (other than customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.4      Application of Statutes, Regulations and Rules

            Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.5      Currency

            All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6      Headings and References

            The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7      Singular, Plural, etc.

            In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8      Generally Accepted Accounting Principles

            Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1	Issuance and Legend on Common Share Certificates

(a)

One (1) right in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof.

(b)

Certificates for Common Shares issued after the Record Time hereof but prior to the Separation Time (and whether upon the conversion of Convertible Securities or otherwise) shall evidence one (1) Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

“Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, made as of February 3, 2009, (the “Rights Agreement”), between Energy Fuels Inc. (the “Corporation”) and CIBC Mellon Trust Company, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are “Beneficially Owned” by a “Person” who is or becomes an “Acquiring Person” or any Person acting jointly or in concert with an Acquiring Person or with an “Affiliate” or “Associate” of an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge within five days after the receipt of a written request therefor.”

Failure to legend any certificate representing Common Shares shall not affect the validity of this Agreement or the Rights issued hereunder.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one (1) Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one (1) Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

	(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

From and after the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised and (ii) shall be registered and transferable independent of Common Shares. Promptly following the Separation Time, the Corporation shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder’s address as shown in the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)

a certificate (a “Rights Certificate”) in substantially the form of Exhibit “A” hereto appropriately completed and registered in such holder’s name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement describing the Rights.

(d)

Rights may be exercised in whole at any time or in part from time to time on any Business Day (or other day that is not a bank holiday at the place of exercise) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Ontario or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Corporation after consultation with the Rights Agent:

(i)

the Rights Certificate evidencing such Rights with an Election to Exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)

payment by certified cheque or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Corporation) shall thereupon promptly:

(i)

requisition from a transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)

after receipt of such certificates referred to in Section 2.2(e)(i) above, deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

	(iii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)

after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, any cash payment in lieu of a fractional interest; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees to:

(h)

take all such action as may be necessary on its part and within its powers to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable;

(i)

take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (Ontario), the Securities Act (Ontario) or comparable legislation of each of the provinces and territories of Canada and of the United States of America, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights Certificates and of any securities of the Corporation upon exercise of Rights;

(j)

use its reasonable efforts to cause all Shares of the Corporation issued upon exercise of Rights to be listed upon The Toronto Stock Exchange or such other stock exchange and/or securities quotation system on which the Common Shares are listed at that time;

(k)

pay when due and payable any and all Canadian federal, provincial transfer taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Corporation issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised;

(l)

if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding rights; and

(m)

after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price, Number of Rights

(a)

Subject to Section 5.19, the Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

	(b)	If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other Shares or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other Shares) otherwise than pursuant to any optional share dividend program, dividend reinvestment plan or if the dividend payable is paid in Common Shares in lieu of a regular periodic cash dividend;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other Shares or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other Shares) in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or redesignation of Common Shares, an amalgamation or a statutory arrangement,

(v)

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

(A)

the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other Shares of capital) (the “Expansion Factor”) that a holder of one (1) Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

(B)

each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other whole share or security exchangeable for or convertible into a whole Share of capital) shall have exactly one (1) Right associated with it.

(c)

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one (1) Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of purchase, exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of its authorized capital other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d)

If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one (1) new Right associated with it, which Right shall be evidenced by the certificate representing such Share.

(e)

If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such convertible or exchangeable security or right)) that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Corporation and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

(f)

If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in subsection 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one (1) Right. Such adjustment shall be made successively/whenever such a record date is fixed.

(g)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(h)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(i)

the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or (c) above, subject to readjustment to reverse same is such distribution shall not be made.

(j)

Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsection 5.4(b) or (c), as applicable, if the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or securities convertible into or exchangeable for any such Shares, in a transaction referred to in clause (a)(i) or (a)(iv) above and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), (b) and (d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), (b) and (d) above) shall be made and the Corporation and the Rights Agent shall amend or supplement this Agreement as appropriate to provide for such adjustments.

(k)

Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest one one-hundredth of a Common Share or Right, as the case may be.

(l)

If as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Shares contained in the provisions of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(m)

All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(n)

Unless the Corporation shall have exercised its election as provided in subsection 2.3(a)(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one one-hundredth) obtained by:

(i)               multiplying (A) the number of Common Shares covered by a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii)              dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(o)

The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one one-hundredth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(p)

Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(q)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(r)

In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

(s)

Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that, in their judgment, the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

(t)

After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(u)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)               prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)              file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)             cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

(v)	Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4      Date on Which Exercise is Effective

            Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such exercise is a date upon which the relevant Share transfer books of the Corporation are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said Share transfer books of the Corporation are open.

2.5      Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two of its Chairman, President, Chief Executive Officer, Chief Financial Officer or Corporate Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Rights Certificates bearing the manual or facsimile signatures of individuals who were at the relevant time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver disclosure statements and Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such disclosure statements and Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)

From and after the Separation Time, the Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times.

(b)

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(c)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)

Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon duly completed and endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of its Rights Agent) connected therewith.

(e)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8      Persons Deemed Owners

            Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9      Delivery and Cancellation of Certificates

            All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10    Agreement of Rights Holders

            Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)	such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;

(b)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Share;

(c)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder has waived all rights to receive any fractional Right or fractional Share upon exercise of a Right;

(f)

this Agreement may be supplemented or amended from time to time pursuant to subsection 5.4(a) or the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

(g)

notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1      Flip-in Event

(a)

Subject to the provisions of Section 2.2 and subsections 5.1(c), (d) and (e) hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

	(i)	an Acquiring Person (or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or

(ii)

a direct or indirect transferee of, or other successor in title to, such Rights (a “Transferee”), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

(c)

shall thereupon become and be null and void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co- Rights Agent, upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”, provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

ARTICLE 4
THE RIGHTS AGENT

4.1	General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents (each, a “Co-Rights Agent”) as it may deem necessary or desirable after consultation with the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine with the written approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent. In the event of any disagreement arising regarding the terms of this Agreement the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement amongst the parties to this Agreement or by a court of competent jurisdiction.

(b)

The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Shares, Rights or for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)

Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.

(b)

In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(c)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3      Duties of Rights Agent

            The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent shall be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)

The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)

The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized to rely upon and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual.

(h)

The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4      Change of Rights Agent

            The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply, at the Corporation’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof and authorized to carry on business in the Province of Ontario. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Corporation shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1      Redemption and Waiver

            The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors acting in good faith under this Section 5.1. In addition,

(a)	The Board of Directors, at any time prior to the special meeting of shareholders of the Corporation to be held on or around March 19, 2009, may terminate this Agreement by passing a resolution.

(b)

With the prior consent of the holders of Common Shares or Rights obtained in accordance with subsection 5.4(b) or (c), as applicable, the Board of Directors, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)

With the prior consent of the holders of Common Shares obtained in accordance with subsection 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take- over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(e), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(d)

Prior to the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to this paragraph, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take-over Bid made by way of a Take- over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares (i) prior to the granting of such a waiver, or (ii) thereafter and prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(d).

(e)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)

the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of the waiver pursuant to this subsection 5.1(e), it is no longer an Acquiring Person.

(f)

If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(d) hereof, more than 50% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition by such Person, the Board of Directors of the Corporation shall, notwithstanding the provisions of subsection 5.1(b) hereof, immediately upon such acquisition and without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(g)

If the Board of Directors elects to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(b) is applicable, the requisite consent is given by the holders of Common Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

(h)

Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(c), is applicable, within 10 Business Days after the requisite consent being given by the holders of Common Shares or Rights, as applicable, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Corporation’s transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(i)

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(j)

Upon the rights being redeemed pursuant to subsection 5.1(i), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the Outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

5.2      Expiration

            No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3      Issuance of New Rights Certificates

            Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

The Corporation may make, without the approval of the holders of Rights or Common Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsections 2.10(f) or any other provision hereof, (ii) to correct any clerical or typographical error, or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. The Corporation may, prior to the date of any shareholders meeting referred to in Section 5.17, supplement, amend, vary or delete any of the provisions of this Agreement without the approval of any holder of Rights or Common Shares (whether or not such action would materially adversely affect the interests of the holders of Rights generally), where the Board of Directors deems (in good faith) such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to subsection 5.4(a), the Corporation, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, may redeem Rights pursuant to subsection 5.1(b), waive a Flip-in Event pursuant to subsection 5.1(c) or otherwise amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a special meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c)

The Corporation, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may redeem Rights pursuant to subsection 5.1(b) or otherwise amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting.

(d)

Any amendments, supplements or restatements made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i)

if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment, supplement or restatement;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of subsection 5.4(c) hereof and the holders of Rights may, by a majority referred to in subsection 5.4(c), confirm or reject such amendment, supplement or restatement.

(e)

The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days or effecting such amendment, rescission or variation.

            Any such amendment, supplement or restatement shall be effective from the date of the resolution of the Board of Directors adopting such amendment (unless the Board of Directors stipulates that such amendment is to become effective at a later date), until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment, supplement or restatement is rejected by the shareholders of the Corporation or the holders of Rights or is not submitted to the shareholders of the Corporation or holders of Rights as required, then such amendment, supplement or restatement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of 90 days of the making of any such agreement, at the end of such period, and no subsequent resolution of Board of Directors to amend, supplement or restate this Agreement to substantially the same effect shall be effective until confirmed by the shareholders of the Corporation or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Common Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Corporation shall pay to the registered holders of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one (1) whole Right that the fraction of a Right that would otherwise be issuable is of one (1) whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one (1) Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6      Rights of Action

            Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7      Holder of Rights Not Deemed a Shareholder

            No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8      Notice of Proposed Actions

(a)	If after the Separation Time and prior to the Expiration Time:

	(i)	there shall occur an adjustment in the Rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

	(ii)	the Corporation proposes to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Corporation.

5.9      Notices

            Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation or by the Corporation or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be well and sufficiently given or made if:

(i)	delivered in person during normal business hours on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii)	except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii)	sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

if to the Corporation, addressed to it at:

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, ON M5C 2B6

Attention:             Michael Skutezky

Fax No.:                 416-214-2727

and if to the Rights Agent, addressed to it at:

CIBC Mellon Trust Company
320 Bay Street, Ground Level
Toronto, ON M5H 4A6

Attention:             Vice-President, Client Services
Fax No.:                 416-643-5570

Notices, demands or other communications required or permitted to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be in writing and shall be well and sufficiently given or made if delivered personally to such holder or delivered or mailed by first class mail to the address of such holder as it appears on the Rights Register maintained by the Rights Registrar, or, prior to the Separation Time, in the register of Shareholders maintained by the transfer agent for the Common Shares.

            Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

            If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, if the Corporation has a transfer agent in the United States, in a daily publication in the United States, in a daily publication in the United States designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10    Costs of Enforcement

            The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder and actions to enforce his rights pursuant to any Rights or this Agreement.

5.11    Successors

            All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.

5.12    Benefits of this Agreement

            Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13    Governing Law

            This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14    Counterparts

            This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15    Severability

            If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16    Determinations and Actions by the Board of Directors

            All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17    Effective Date

            This Agreement is effective in accordance with its terms from the date hereof; provided that unless confirmed by ordinary resolution passed by a majority of the votes cast by Independent Shareholders present in person or voting by proxy and who vote in respect of confirmation of this Agreement at a meeting of shareholders of the Corporation to be held not later than the date that is six months from the date hereof, this Agreement shall be of no further force or effect and all Rights issued hereunder shall be void from the first to occur of (i) the termination of such meeting, and (ii) the Close of Business (Toronto time) on the date that is six months from the date hereof.

5.18    Approval of Holders of Rights

            If, after the Separation Time, the approval of holders of Rights is required in respect of a supplement or amendment to this Agreement made pursuant to Section 5.4 hereof, the Board of Directors shall, within 35 days after the implementation of any such supplement or amendment, call, and thereafter hold a special meeting of the holders of Rights to consider, and if thought fit, to pass a resolution approving the supplement or amendment, and such supplement or amendment shall be deemed to have been approved if such resolution receives the affirmative vote of a majority of the votes cast by holders of Rights represented at the meeting in person or by proxy excluding any Rights which are then void pursuant to the provisions of subsection 3.1(b) hereof. In respect of any such meeting required to be held:

(a)

the Board of Directors shall fix a date for the meeting, which date shall be as soon as practicable after the implementation of any supplement or amendment requiring approval, but not more than 110 days thereafter;

(b)

the Board of Directors of the Corporation shall fix a record date for determining the holders of Rights entitled to receive notice of such meeting in a manner analogous to the procedures set out in National Instrument 54-101 of the Canadian Securities Administrators (as such policy may be amended or replaced from time to time, and as required in order to conform to the requirements of any applicable securities legislation or policy) and the rules of any stock exchange on which the Common Shares are then listed, and the articles and by-laws of the Corporation; and

(c)

each Right shall be entitled to one (1) vote at such meeting and, in all other respects, the rules applicable to meetings of shareholders set forth in the articles and bylaws of the Corporation shall apply in respect of such meeting of holders of Rights, mutatis mutandis.

5.19    Declaration as to Non-Canadian and Non-United States Holders

            If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20    Regulatory Approvals

            Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including the Toronto Stock Exchange while any securities of the Corporation are listed and posted for trading thereon and for a period of three (3) months thereafter.

5.21    Time of the Essence

            Time shall be of the essence in this Agreement.

[Signature page follows]

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written,

ENERGY FUELS INC.

By:	“George E.L. Glasier”
Name:	George E.L. Glasier
Title:	President and CEO

CIBC MELLON TRUST COMPANY

By:	“Charito De Vera”
Authorized Signing Officer

By:	“Bruce Cornish”
Authorized Signing Officer

EXHIBIT “A”

[Form of Rights Certificate]

Certificate No.                                                                                                                                                                         Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

•             This certifies that ________________________ , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entities the registered holder thereof, subject to the terms, provisions and conditions of a Shareholder Rights Plan Agreement made as of February 3, 2009 (the “Rights Agreement”) between ENERGY FUELS INC., a corporation existing under the laws of the Province of Ontario (the “Corporation”), and CIBC MELLON TRUST COMPANY, as Rights Agent, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one (1) fully paid common share in the capital of the Corporation (a “Common Share”) (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a duly completed and executed Form of Election to Exercise at the principal office of the Rights Agent at its principal office in Toronto, Ontario or with approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time by the Corporation. The Exercise Price shall initially be $10.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

            This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

            This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent or any Co-Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

            Subject to the provision of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right, subject to adjustment in certain events.

             No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one (1) whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

            No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

            This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

            WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: ___________________________________________________________

ATTEST:
ENERGY FUELS INC.

By:

Countersigned:

CIBC MELLON TRUST COMPANY

By:	Authorized Signature

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED______________________________________________________________________________________
hereby sells, assigns and transfers

Unto ____________________________________________________________________________________________________

________________________________________________________________________________________________________
(Please print name and address transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________ Attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Dated: _________________________

Signature Guaranteed
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program.

(To be completed if true)
CERTIFICATION

            The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have not been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Signature

NOTICE

            In the event the certification set forth above is not completed in connection with a purported assignment, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and accordingly the Rights evidenced by this Rights Certificate will be null and void.

[To be attached to each Rights Certificate]

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to
exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the attached Rights Certificate to purchase the Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued in the name of:

Address:

Social Insurance, Social Security or
Other Taxpayer Identification Number:

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Address:

Social Insurance, Social Security or
Other Taxpayer Identification Number:

Dated: _________________________

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program.

(To be completed if true)

CERTIFICATION

            The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Signature

NOTICE

            In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate will be null and void and not transferable or reversible.

SCHEDULE “C”

ENERGY FUELS INC.

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

TABLE OF CONTENTS

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NO TABLE OF CONTENTS ENTRIES FOUND.

C-i

ENERGY FUELS INC.

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

ARTICLE 1. ESTABLISHMENT, PURPOSE AND DURATION

            1.1                         Establishment of the PlanEnergy Fuels Inc., an Ontario corporation (the “Company”), hereby establishes an incentive compensation plan to be known as the 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”). The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Shares, Performance Units and Stock-Based Awards. The Plan shall be adopted and become effective on the date approved by the Board (the “Effective Date”), provided that no Awards may be exercised or redeemed until the Plan has been approved by the shareholders of the Company and the TSX.

            1.2                         Purpose of the PlanThe purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Participants to those of the Company’s stockholders, and by providing Participants with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate and retain the services of Participants upon whose judgment, interest and special effort the success of the Company is substantially dependent.

            1.3                         Duration of the PlanThe Plan shall commence as of the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Committee or the Board to amend or terminate the Plan at any time pursuant to Article 17 hereof, until the earlier of (i) the tenth anniversary of the Effective Date, or (ii) all Shares subject to the Plan have been purchased or acquired according to the Plan’s provisions.

            1.4                         Successor PlanThis Plan shall serve as the successor to the Company’s current Stock Option Plan, (the “Predecessor Plan”), and no further awards shall be made under the Predecessor Plan from and after the Effective Date of this Plan. All outstanding awards under the Predecessor Plan immediately prior to the Effective Date of this Plan are hereby incorporated into this Plan and shall accordingly be treated as Awards under this Plan. However, each such Award shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant or issuance, and, except as otherwise expressly provided herein or by the Committee, no provision of this Plan shall affect or otherwise modify the rights or obligations of holders of such incorporated awards.

ARTICLE 2. DEFINITIONS

            Whenever used in the Plan, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when such meaning is intended, such term shall be capitalized.

            a)             “Affiliate” shall have the meaning ascribed to such term in the OSA.

            b)             “Award” means, individually or collectively, a grant under this Plan of NQSOs, ISOs, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units or Stock-Based Awards, in each case subject to the terms of this Plan.

            c)             “Award Agreement” means either (i) a written agreement entered into by the Company or an Affiliate of the Company and a Participant setting forth the terms and provisions applicable to Awards granted under this Plan; or (ii) a written statement issued by the Company or an Affiliate of the Company to a Participant describing the terms and provisions of such Award. All Award Agreements shall be deemed to incorporate the provisions of the Plan. An Award Agreement need not be identical to other Award Agreements either in form or substance.

            d)             “Beneficial Ownership” shall have the meaning ascribed to such term in Section 90 of the OSA.

            e)             “Blackout Period” means a period of time during which the Participant cannot sell Shares, due to applicable law or policies of the Company in respect of insider trading.

            f)             “Board” or “Board of Directors” means the Board of Directors of the Company.

            g)             “Change of Control” shall occur if any of the following events occur:

                                    (a)             any transaction at any time and by whatever means pursuant to which (A) the Company goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Company voting securities immediately prior to such corporate transaction or reorganization or (B) any Person or any group of two or more Persons acting jointly or in concert (other than the Company, a wholly-owned Subsidiary of the Company, an employee benefit plan of the Company or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the Business Corporations Act (Ontario) of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the Company’s then issued and outstanding securities in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

                                    (b)             the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person other than a wholly-owned Subsidiary of the Company;

                                    (c)             the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned Subsidiaries of the Company immediately prior to such event;

                                    (d)             the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Company);

                                    (e)             with respect to holders of Options who are employed by a subsidiary of the Company, an event set forth in (i), (ii), (iii) or (iv) has occurred with respect to such subsidiary (the “Employing Subsidiary”), in which case the term “Company” in those paragraphs will be read to mean “Employing Subsidiary” and the phrase “ wholly-owned Subsidiary(ies)” will be read to mean “ Affiliate(s) or wholly-owned Subsidiary(ies)”; or

                                    (f)             the Board passes a resolution to the effect that, for the purposes of some or all of the Award Agreements, an event set forth in (i), (ii), (iii), (iv) or (v) above has occurred.

            Notwithstanding the foregoing, the Committee may modify the definition of a Change of Control for a particular Award or Awards as the Committee deems appropriate to comply with Section 409A of the Code.

                                    h)             “Change of Control Price” means the highest price per Share offered in conjunction with any transaction resulting in a Change of Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash). In the case of a Change of Control occurring solely by reason of a change in the composition of the Board, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change of Control occurs, except if the relevant participant is subject to taxation under the ITA such Change of Control price shall be deemed to be a price determined by the Committee based on the closing price of a Share on the TSX or the NYSE on the trading day preceding the Change of Control date or based on the volume weighted average trading price of the Shares on the TSX and NYSE for the five trading days immediately preceding the Change of Control date.

                                    i)             “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

                                    j)             “Committee” means the Board of Directors, or, if so delegated in whole or in part by the Board, the Compensation Committee, or any other duly authorized committee of the Board appointed by the Board to administer the Plan.

                                    k)             “Company” means Energy Fuels Inc., an Ontario corporation, and any successor thereto as provided in Article 19 herein.

                                    l)             “Constructively Terminated” means, unless otherwise specified by the Committee in the Award Agreement, a voluntary termination of employment by an Employee within ten (10) business days after any of the following actions by the Company, an Affiliate, or a person acting on behalf of either:

                                                    (a)             Requiring the Employee to be based as his/her regular or customary place of employment at any office or location more than fifty (50) miles from the location at which the Employee performed his/her duties immediately prior to the Change of Control, or in a state or province other than the one in which the Employee performed his/her duties immediately prior to the Change of Control, in each case except for travel reasonably required in the performance of the individual’s responsibilities;

                                                    (b)             Materially reducing the Employee’s base salary below the rate in effect at the time of a Change of Control;

                                                    (c)             Failing to pay the Employee’s base salary, other wages or employment-related benefits as required by law; or

                                                    (d)             A material reduction or diminution in the level of responsibility, or office of the Employee, provided that before any claim of material reduction or diminution of responsibility may be relied upon by the Employee, the Employee must have provided written notice to the Employee’s supervisor and the Board of the alleged material reduction or diminution of responsibility and have given the Company or Affiliate, as the case may be, at least thirty (30) calendar days within which to cure the alleged material reduction or diminution of responsibility.

            m)             “Consultant” means a Person that:

(i)	is engaged to provide services to the Company or an Affiliate other than services provided in relation to a distribution of securities of the Company or an Affiliate;

(ii)	provides the services under a written contract with the Company or an Affiliate; and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

provided that with respect to Consultants who are U.S. Persons, such Consultants shall be granted Awards under this Plan only if:

(i)	they are natural persons;

(ii)	they provide bona fide services to the Company or its majority-owned subsidiaries; and

(iii)	such services are not in connection with the offer or sale of securities in a capital- raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

            n)             “Covered Employee” means an Employee who is, or who the Committee expects to become, a “covered employee” within the meaning of Section 162(m) of the Code.

            n)            A “Deferred Share Unit” means an Award denominated in units that provides the holder thereof with a right to receive Shares or cash or a combination thereof upon settlement of the Award, granted under Article 9 herein and subject to the terms of this Plan.

            o)             “Director” means any individual who is a member of the Board of Directors of the Company.

            p)             “Dividend Equivalent” means a right with respect to an Award to receive cash, Shares or other property equal in value and form to dividends declared by the Board and paid with respect to outstanding Shares. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to such terms and conditions set forth in the Award Agreement as the Committee shall determine.

            q)             “Employee” means any employee of the Company or an Affiliate. Directors who are not otherwise employed by the Company or an Affiliate shall not be considered Employees under this Plan.

            r)             “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

            s)             “Fair Market Value” or “FMV” means, unless otherwise required by any applicable provision of the Code or any regulations thereunder or by any applicable accounting standard for the Company’s desired accounting for Awards or by the rules of the NYSE or the TSX, a price that is determined by the Committee, provided that such price cannot be less than the greater of i) the volume weighted average trading price of the Shares on the TSX or the NYSE for the five trading days immediately prior to the grant date or ii) the closing price of the Shares on the TSX or the NYSE on the trading day immediately prior to the grant date.

            t)             “Fiscal Year” means the Company’s fiscal year commencing on January 1 and ending on December 31 or such other fiscal year as approved by the Board.

            u)             “Freestanding SAR” means a SAR that is not a Tandem SAR, as described in Article 7 herein.

            v)             “Grant Price” means the price against which the amount payable is determined upon exercise of an SAR.

            w)             “Incentive Stock Option” or “ISO” means an Option to purchase Shares granted under Article 6 herein and that is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code, or any successor provision.

            x)             “ITA” means the Income Tax Act (Canada).

            y)             “Non-Employee Director” means a Director who is not an Employee.

            z)             “Nonqualified Stock Option” or “NQSO” means an Option to purchase Shares, granted under Article 6 herein, which is not intended to be an Incentive Stock Option or that otherwise does not meet the requirements for treatment as an Incentive Stock Option under Section 422 of the Code, or any successor provision.

            aa)             “NYSE” means the NYSE MKT LLC.

            bb)             “Option” means the conditional right to purchase Shares at a stated Option Price for a specified period of time in the form of an Incentive Stock Option or a Nonqualified Stock Option subject to the terms of this Plan.

            cc)             “Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

            dd)             “OSA” means the Securities Act (Ontario), as may be amended from time to time.

            ee)             “Participant” means an Employee, Non-Employee Director or Consultant who has been selected to receive an Award, or who has an outstanding Award granted under the Plan.

            ff)             “Performance-Based Compensation” means compensation under an Award that is granted in order to provide remuneration solely on account of the attainment of one or more Performance Goals under circumstances that satisfy the requirements of Section 162(m) of the Code.

            gg)             “Performance Goal” means a performance criterion selected by the Committee for a given Award for purposes of Article 11 based on one or more Performance Measures.

            hh)             “Performance Measures” means measures as described in Article 12, the attainment of one or more of which shall, as determined by the Committee, determine the vesting, payability or value of an Award to a Covered Employee that is designated to qualify as Performance-Based Compensation.

            ii)             “Performance Period” means the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

            jj)             “Performance Share” means an Award granted under Article 10 herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

            kk)             “Performance Unit” means an Award granted under Article 10 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

            ll)             “Period of Restriction” means the period when an Award of Restricted Stock or Restricted Stock Units is subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events as determined by the Committee, in its discretion.

            mm)             “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof; provided, however, that “Person” shall not include (i) the Company or any Affiliate, or (ii) any employee benefit plan (including an employee stock ownership plan) sponsored by the Company or any Affiliate.

            nn)             “Restricted Stock” means an Award of Shares subject to a Period of Restriction, granted under Article 8 herein and subject to the terms of this Plan.

            oo)             “Restricted Stock Unit” means an Award denominated in units subject to a Period of Restriction, with a right to receive Shares or cash or a combination thereof upon settlement of the Award, granted under Article 8 herein and subject to the terms of this Plan.

            pp)             “Shares” means common shares of the Company.

            qq)             “Significant Stockholder” means a person who at the time of a grant of an ISO to such person owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any of its Affiliates.

            rr)             “Stock Appreciation Right” or “SAR” means the conditional right to receive the difference between the FMV of a Share on the date of exercise over the Grant Price, pursuant to the terms of Article 7 herein and subject to the terms of this Plan.

            ss)             “Stock-Based Award” means an equity-based or equity-related Award granted under Article 11 herein and subject to the terms of this Plan, and not otherwise described by the terms of this Plan.

            tt)             “Tandem SAR” means a SAR that the Committee specifies is granted in connection with a related Option pursuant to Article 7 herein and subject to the terms of this Plan, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be cancelled) or a SAR that is granted in tandem with an Option but the exercise of such Option does not cancel the SAR, but rather results in the exercise of the related SAR. Regardless of whether an Option is granted coincident with a SAR, a SAR is not a Tandem SAR unless so specified by the Committee at the time of grant.

            uu)             “TSX” means the Toronto Stock Exchange.

            vv)             “Voting Power” shall mean such number of Voting Securities as shall enable the holders thereof to cast all the votes which could be cast in an annual election of directors of a company.

            ww)             “Voting Securities” shall mean all securities entitling the holders thereof to vote in an annual election of directors of a company.

ARTICLE 3. ADMINISTRATION

            3.1                         General The Committee shall be responsible for administering the Plan. The Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive and binding upon the Participants, the Company, and all other interested parties.

            3.2                         Authority of the Committee The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award Agreement or other agreement ancillary to or in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including grant and exercise price, and vesting terms and, subject to Article 17, adopting modifications and amendments, or subplans to the Plan or any Award Agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which the Company and Affiliates operate.

            3.3                         Delegation The Committee may delegate to one or more of its members any of the Committee’s administrative duties or powers as it may deem advisable; provided, however, that any such delegation shall not be inconsistent with the provisions of Rule 16b-3 under the Exchange Act or Section 162(m) of the Code as to actions to be taken by the Committee in connection therewith, and must be permitted under applicable corporate law.

ARTICLE 4. SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

            4.1                         Number of Shares Available for Awards Subject to adjustment as provided in Section 4.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall not exceed the number which represents 10% of the issued and outstanding Shares from time to time (the “Total Share Authorization”). Subject to applicable law, the requirements of the TSX or the NYSE and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

                                    (e)                         The number of Shares reserved for issue to Insiders pursuant to this Plan, together with Shares reserved for issue to Insiders under any other existing share compensation arrangement of the Company, shall not exceed 10% of the aggregate outstanding Shares of the Company. Within any one-year period, the number of Shares issued to Insiders pursuant to this Plan and all other existing share compensation arrangement of the Company shall not exceed 10% of the aggregate outstanding Shares of the Company. If the number of Shares shall be increased or decreased as a result of a stock split, consolidation reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the maximum number of Shares which may be issued from the treasury of the Company under the Plan.

                                    (f)                         For greater clarity, any Awards that are not settled in Shares shall not reduce any of these reserves. Any Shares related to Awards (or, after the Effective Date, awards granted under the Predecessor Plan) which (i) terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such Shares, (ii) are settled in cash either in lieu of Shares or otherwise, or (iii) are exchanged with the Committee’s approval for Awards not involving Shares, shall be available again for issuance under the Plan. The maximum number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or Dividend Equivalents that are reinvested into additional Shares or credited as additional Restricted Stock, Restricted Stock Units, Performance Shares or Stock-Based Awards. The Shares available for issuance under the Plan may be authorized and unissued Shares or treasury Shares.

            4.2                         Adjustments in Authorized Shares In the event of any corporate event or transaction (collectively, a “Corporate Reorganization”) (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, or any similar corporate event or transaction, the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the Award Limits, the limit on issuing Awards other than Options granted with an Option Price equal to at least the FMV of a Share on the date of grant or Stock Appreciation Rights with a Grant Price equal to at least the FMV of a Share on the date of grant, and any other value determinations applicable to outstanding Awards or to this Plan, as are equitably necessary to prevent dilution or enlargement of Participants’ rights under the Plan that otherwise would result from such corporate event or transaction. In connection with a Corporate Reorganization, the Committee shall have the discretion to permit a holder of Options to purchase (at the times, for the consideration, and subject to the terms and conditions set out in this Plan) and the holder will then accept on the exercise of such Option, in lieu of the Shares that such holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that such holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, that holder had owned all Shares that were subject to the Option. Such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in Shares.

            The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan as are equitably necessary to reflect such corporate event or transaction and may modify any other terms of outstanding Awards, including modifications of performance criteria and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan., provided that any such adjustments must comply with Section 409A of the Code with respect to any U.S. Participants.

            Subject to the provisions of Article 15 and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of Awards under this Plan in connection with any such corporate event or transaction, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

ARTICLE 5. ELIGIBILITY AND PARTICIPATION

            5.1                         Eligibility Individuals eligible to participate in the Plan include all Employees, Non-Employee Directors and Consultants.

            5.2                         Actual Participation Subject to the provisions of the Plan, the Committee may, from time to time, in its sole discretion select from among eligible Employees, Non-Employee Directors and Consultants, those to whom Awards shall be granted under the Plan, and shall determine in its discretion the nature, terms, conditions and amount of each Award.

ARTICLE 6. STOCK OPTIONS

            6.1                         Grant of Options Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion. ISOs may be granted only to Employees of the Company or a parent or subsidiary corporation of the Company within the meaning of Section 424 of the Code, and no ISOs may be granted more than ten (10) years after the Effective Date. Notwithstanding Section 4.1 of the Plan, the maximum number of Shares issuable upon the exercise of ISOs is 4,200,000.

            6.2                         Award Agreement Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine. The Award Agreement shall also specify whether the Option is intended to be an ISO or a NQSO.

            6.3                         Option Price The Option Price for each grant of an Option under this Plan shall be determined by the Committee and shall be specified in the Award Agreement. The Option Price for an Option shall be not less than the FMV of the Shares on the date of grant; provided, however, that the Option Price for an ISO granted to a Significant Stockholder shall be not less than one hundred ten percent (110%) of the FMV of the Shares on the date of grant.

            6.4                         Duration of Options Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant, and provided further that no ISO granted to a Significant Stockholder shall be exercisable after the expiration of five (5) years from the date of grant. Notwithstanding the foregoing, the expiry date of any NQSO shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period or within five days of the end of the Blackout Period.

            6.5                         Exercise of Options Options granted under this Article 6 shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

            6.6                         Payment Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

            The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash, certified cheque or wire transfer; or (b) by any other method approved or accepted by the Committee in its sole discretion subject to the rules of the TSX and NYSE, as applicable and such rules and regulations as the Committee may establish.

            Subject to Section 6.7 and any governing rules or regulations, as soon as practicable after receipt of a notification of exercise and full payment for the Shares, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non-assessable shares of the Company. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter a certificate or evidence of book entry representing the said number of Shares. The Company shall cause to be delivered to the Participant Share certificates or evidence of book entry Shares in an appropriate amount based upon the number of Shares purchased under the Option(s), but in any event, on or before the 15th day of the third month of the year following the year in which the Option was exercised.

            6.7                         Restrictions on Share Transferability The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted pursuant to this Plan as it may deem advisable, including, without limitation, requiring the Participant to hold the Shares acquired pursuant to exercise for a specified period of time, or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed and/or traded.

            6.8                         Death, Retirement and Termination of Employment Death: If a Participant dies while an Employee, officer or director of or Consultant to the Company or an Affiliate:

(i)	the executor or administrator of the Participant’s estate may exercise Options of the Participant equal to the number of Options that were exercisable at the Termination Date (as defined below);

(ii)

the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date; and

(iii)	such Participant’s eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

(b)	Retirement: If a Participant voluntarily retires then:

(i)

any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is six months after the Termination Date, provided that if an ISO is exercised after the date that is three months from the Termination Date, then such Option shall no longer be considered to be an ISO; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date,

(ii)

the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iii)

notwithstanding (b)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(c)

Termination of Employment: Where a Participant’s employment or term of office or engagement terminates (for any reason other than death or voluntary retirement (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)), then:

(i)

any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is three months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date,

(ii)

the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iii)

notwithstanding (c)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(d)	For purposes of section 6.8, the term, “Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

	(i)	by reason of the Participant’s death, the date of death;

(ii)

for any reason whatsoever other than death, the date of the Participant’s last day actively at work for or actively engaged by the Company or the Affiliate, as the case may be; and for greater certainty “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire; and

(iii)	the resignation of a director or the expiry of a director’s term on the Board without re-election (or nomination for election) shall be considered to be a termination of his or her term of office.

            6.9                         Nontransferability of OptionsIncentive Stock Options. No ISO granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during such Participant’s lifetime only by such Participant.

                                    (b)                         Nonqualified Stock Options. Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, a NQSO granted under this Article 6 may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, all NQSOs granted to a Participant under this Article 6 shall be exercisable during such Participant’s lifetime only by such Participant.

            6.10                         Notification of Disqualifying Disposition The Participant to whom an ISO is granted shall notify the Company upon the disposition of Shares issued pursuant to the exercise of an ISO or Shares received as a dividend on ISO stock. The Company shall use such information to determine whether a disqualifying disposition as described in Section 421(b) of the Code has occurred.

            6.11                         $100,000 Annual ISO Limitation To the extent that the aggregate FMV of Shares (determined as of the time the ISOs with respect to such Shares are granted) with respect to which ISOs are exercisable for the first time by any Participant during any calendar year (under this Plan and all other plans of the Company and any Affiliate) exceeds $100,000 (or such other amount as may be allowed under Section 422 of the Code), such ISOs shall be treated as NQSOs. The foregoing provisions shall be applied by taking ISOs into account in the order in which they were granted.

ARTICLE 7. STOCK APPRECIATION RIGHTS

            7.1                         Grant of SARs Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time and upon such terms as shall be determined by the Committee in its discretion. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

            The SAR Grant Price for each grant of a Freestanding SAR shall be determined by the Committee and shall be specified in the Award Agreement. The SAR Grant Price may include a Grant Price based on one hundred percent (100%) of the FMV of the Shares on the date of grant, a Grant Price that is set at a premium to the FMV of the Shares on the date of grant, or is indexed to the FMV of the Shares on the date of grant, with the index determined by the Committee, in its discretion, provided that the Grant Price may never be less than the FMV of the Shares on the date of Grant. The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

            7.2                         SAR AgreementEach SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and any such other provisions as the Committee shall determine.

            7.3                         Term of SAR The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant.

            7.4                         Exercise of Freestanding SARs Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

             7.5                         Exercise of Tandem SARs With respect to Participants who are not subject to taxation under the ITA, Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. With respect to Participants subject to taxation under the ITA, prior to exercising a Tandem SAR the Participant must elect to receive the Tandem SAR in consideration for the disposition of that Participant’s right to receive shares under the Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

            Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the FMV of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (c) the Tandem SAR may be exercised only when the FMV of the Shares subject to the ISO exceeds the Option Price of the ISO.

            7.6                         Payment of SAR Amount Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount representing the difference between the FMV of the underlying Shares on the date of exercise over the Grant Price. At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares of equivalent value (based on the FMV on the date of exercise of the SAR, as defined in the Award Agreement or otherwise defined by the Committee thereafter), in some combination thereof, or in any other form approved by the Committee at its sole discretion. Payment shall be made no earlier than the date of exercise nor later than 2-1/2 months after the close of the year in which the SAR is exercised. The Committee’s determination regarding the form of SAR payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the SAR.

            7.7                         Termination of Employment Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant’s employment or other relationship with the Company or Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

            7.8                         Nontransferability of SARs Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, an SAR granted under the Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during such Participant’s lifetime only by such Participant.

            7.9                         Other Restrictions Without limiting the generality of any other provision of this Plan, the Committee may impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to the Plan as it may deem advisable. This includes, but is not limited to, requiring the Participant to hold the Shares received upon exercise of an SAR for a specified period of time.

ARTICLE 8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

            8.1                         Grant of Restricted Stock or Restricted Stock Units Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts and upon such terms as the Committee shall determine.

            8.2                         Restricted Stock or Restricted Stock Unit Agreement Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, the settlement date for Restricted Stock Units, and any such other provisions as the Committee shall determine, provided that unless otherwise determined by the Committee or as set out in any Award Agreement, no Restricted Stock Unit shall vest later than three years after the date of grant.

            8.3                         Nontransferability of Restricted Stock and Restricted Stock Units Except as otherwise provided in this Plan or the Award Agreement, the Shares of Restricted Stock and/or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction specified in the Award Agreement (and in the case of Restricted Stock Units until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement at the time of grant or thereafter by the Committee. All rights with respect to the Restricted Stock and/or Restricted Stock Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant, except as otherwise provided in the Award Agreement at the time of grant or thereafter by the Committee.

            8.4                         Other Restrictions The Committee shall impose, in the Award Agreement at the time of grant or anytime thereafter, such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions on vesting following the attainment of the performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

            To the extent deemed appropriate by the Committee, subject to Section 19.5, the Company may retain the certificates representing Shares of Restricted Stock, or Shares delivered in settlement of Restricted Stock Units, in the Company’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse, but in no event will delivery of such Shares be made later than the earlier of (i) 2-1/2 months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date.

            Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse, and Restricted Stock Units shall be settled through payment in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion, shall determine.

            8.5                         Certificate Legend In addition to any legends placed on certificates pursuant to Section 8.4 herein, each certificate representing Shares of Restricted Stock granted pursuant to the Plan may bear a legend such as the following:

            The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer as set forth in the 2015 Omnibus Equity Incentive Compensation Plan and in the associated Award Agreement. A copy of the Plan and such Award Agreement may be obtained from Energy Fuels Inc.

            8.6                         Voting Rights To the extent required by law, Participants holding Shares of Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

            8.7                         Dividends and Other Distributions During the Period of Restriction, Participants holding Shares of Restricted Stock or Restricted Stock Units granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or Dividend Equivalents while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to the dividends or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or Dividend Equivalents, including cash, Shares, Restricted Stock or Restricted Stock Units.

            8.8                         Death and other Termination of Employment Death: If a Participant dies while an Employee, officer or director of or Consultant to the Company or an Affiliate:

(i)

any Restricted Stock Units held by the Participant that have vested as at the Termination Date (as defined below), shall be paid to the Recipient’s estate. Any Restricted Stock Units that have not vested as at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date; and

(ii)	such Participant’s eligibility to receive further grants of Restricted Stock Units under the Plan ceases as of the Termination Date.

(b)

Termination other than Death: Where a Participant’s employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i)

any Restricted Stock Units held by the Participant that have vested before the Termination Date shall be paid to the Recipient. Any Restricted Stock Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date;

(ii)

the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date; and

(iii)

notwithstanding (b)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Restricted Stock Units are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(c)	For purposes of section 8.8, the term, “Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

	(i)	by reason of the Participant’s death, the date of death;

(ii)

for any reason whatsoever other than death, the date of the Participant’s last day actively at work for or actively engaged by the Company or the Affiliate, as the case may be; and for greater certainty “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire; and

	(iii)	the resignation of a director or the expiry of a director’s term on the Board without re-election (or nomination for election) shall be considered to be a termination of his or her term of office.

            8.9                         Payment in Settlement of Restricted Stock Units When and if Restricted Stock Units become payable, a Participant having received the grant of such units shall be entitled to receive payment from the Company in settlement of such units in cash, Shares of equivalent value (based on the FMV, as defined in the Award Agreement at the time of grant or thereafter by the Committee), in some combination thereof, or in any other form determined by the Committee at its sole discretion. The Committee’s determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the Restricted Stock Unit.

ARTICLE 9. DEFERRED SHARES UNITS

            9.1                         Grant of Deferred Share Units Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Deferred Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

            9.2                         Deferred Share Unit Agreement Each Deferred Share Unit grant shall be evidenced by an Award Agreement that shall specify the number of Deferred Share Units granted, the settlement date for Deferred Share Units, and any other provisions as the Committee shall determine, including, but not limited to a requirement that Participants pay a stipulated purchase price for each Deferred Share Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which the Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Deferred Share Units.

            9.3                         Nontransferability of Restricted Stock and Restricted Stock Units Except as otherwise provided in this Plan or the Award Agreement, the Deferred Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. All rights with respect to the Deferred Share Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant, except as otherwise provided in the Award Agreement at the time of grant or thereafter by the Committee.

            9.4                         Termination of Employment Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Deferred Share Units following termination of the Participant’s employment or other relationship with the Company or Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Deferred Share Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

ARTICLE 10. PERFORMANCE SHARES AND PERFORMANCE UNITS

            10.1                         Grant of Performance Shares and Performance Units Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Performance Shares and/or Performance Units to Participants in such amounts and upon such terms as the Committee shall determine.

            10.2                         Value of Performance Shares and Performance Units Each Performance Share and Performance Unit shall have an initial value equal to the FMV of a Share on the date of grant. The Committee shall set performance criteria for a Performance Period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Committee and set forth in the Award Agreement, the value and/or number of each Performance Share or Performance Unit that will be paid to the Participant.

            10.3                         Earning of Performance Shares and Performance Units Subject to the terms of this Plan and the applicable Award Agreement, after the applicable Performance Period has ended, the holder of Performance Shares/Performance Units shall be entitled to receive payout on the value and number of Performance Shares/Performance Units, determined as a function of the extent to which the corresponding performance criteria have been achieved. Notwithstanding the foregoing, the Company shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

            10.4                         Form and Timing of Payment of Performance Shares and Performance Units Payment of earned Performance Shares/Performance Units shall be as determined by the Committee and as set forth in the Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Shares/Performance Units in the form of cash or in Shares (or in a combination thereof) equal to the value of the earned Performance Shares/Performance Units at the end of the applicable Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement for the grant of the Award or reserved for later determination.

            10.5                         Dividends and Other Distributions The Committee shall determine whether Participants holding Performance Shares will receive Dividend Equivalents with respect to dividends declared with respect to the Shares. Dividends or Dividend Equivalents may be subject to accrual, forfeiture or payout restrictions as determined by the Committee in its sole discretion.

            10.6                         Termination of Employment Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Shares/Performance Units following termination of the Participant’s employment or other relationship with the Company or an Affiliate. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards of Performance Shares/Performance Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

            10.7                         Nontransferability of Performance Shares and Performance Units Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, Performance Shares/Performance Units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement or otherwise by the Committee at any time, a Participant’s rights under the Plan shall inure during such Participant’s lifetime only to such Participant.

ARTICLE 11. FULL VALUE STOCK-BASED AWARDS

            11.1                         Stock-Based Awards The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

            11.2                         Termination of Employment Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive Stock-Based Awards following termination of the Participant’s employment or other relationship with the Company or Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

            11.3                         Nontransferability of Stock-Based Awards Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, Stock-Based Awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, a Participant’s rights under the Plan shall be exercisable during such Participant’s lifetime only by such Participant.

ARTICLE 12. PERFORMANCE MEASURES

            Notwithstanding any other terms of this Plan, the vesting, payability or value (as determined by the Committee) of each Award other than an Option or SAR that, at the time of grant, the Committee intends to be Performance-Based Compensation to a Covered Employee, shall be determined by the attainment of one or more Performance Goals as determined by the Committee in conformity with Section 162(m) of the Code, if such provision is applicable to the Company. The Committee shall specify in writing, by resolution or otherwise, the Participants eligible to receive such an Award (which may be expressed in terms of a class of individuals) and the Performance Goal(s) applicable to such Awards within ninety (90) days after the commencement of the period to which the Performance Goal(s) relate(s), or such earlier time as required to comply with Section 162(m) of the Code. No such Award shall be payable unless the Committee certifies in writing, by resolution or otherwise, that the Performance Goal(s) applicable to the Award were satisfied. In no case may the Committee increase the value of an Award of Performance-Based Compensation above the maximum value determined under the performance formula by the attainment of the applicable Performance Goal(s), but the Committee may retain the discretion to reduce the value below such maximum.

            Unless and until the Committee proposes for shareholder vote and the shareholders approve a change in the general Performance Measures set forth in this Article 12, the Performance Goal(s) upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

                                    (a)                         Net earnings or net income (before or after taxes);

                                    (b)                         Earnings per share;

                                    (c)                         Net sales growth; (d) Revenue growth;

                                    (e)                         Net operating profit;

                                    (f)                         Operating earnings;

                                    (g)                         Operating earnings per share;

                                    (h)                         Return measures (including, but not limited to, return on assets, capital, equity or sales);

                                    (i)                         Cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

                                    (j)                         Earnings before or after taxes, interest, depreciation and/or amortization, and including/excluding capital gains and losses;

                                    (k)                         Gross or operating margins;

                                    (l)                         Productivity ratios;

                                    (m)                         Share price (including, but not limited to, growth measures and total stockholder return);

                                    (n)                         Operating and/or non-operating expense levels or reductions;

                                    (o)                         Operating efficiency;

                                    (p)                         Employee satisfaction;

                                    (q)                         Working capital levels or targets;

                                    (r)                         Permitting or project development milestones;

                                    (s)                         Market capitalization;

                                    (t)                         Increases in long term sales contracts;

                                    (u)                         Increases in resources, reserves or production; and

                                    (v)                         Environmental, health and safety goals or performance of the Company or any subsidiary or division thereof.

            Any Performance Measure(s) may be used to measure the performance of the Company as a whole and/or any Affiliate, business unit or regional operation of the Company or any combination thereof, as the Committee may deem appropriate, and any of the above Performance Measures may be used in comparison to the performance of a group of peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate. The Committee shall also have the authority to provide in Award Agreements for accelerated vesting of an Award based on the achievement of Performance Goal(s).

            The Committee may provide in any Award Agreement that any evaluation of attainment of a Performance Goal may include or exclude any of the following events that occurs during the relevant period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization or restructuring transactions; (e) extraordinary nonrecurring items as described in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual financial statements for the applicable year; and (f) significant acquisitions or divestitures. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Section 162(m) of the Code for deductibility.

            In the event that applicable tax and/or securities laws change to permit discretion by the Committee to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards to Covered Employees or Awards to Employees who are subject to taxation under the ITA that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Section 162(m) of the Code.

ARTICLE 13. BENEFICIARY DESIGNATION

            A Participant’s “beneficiary” is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. A Participant may designate a beneficiary or change a previous beneficiary designation at such times as prescribed by the Committee and by using such forms and following such procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, the beneficiary shall be the Participant’s estate.

            Notwithstanding the provisions above, the Committee may, in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 13, or both, in favor of another method of determining beneficiaries.

ARTICLE 14. DEFERRALS

            The Committee may permit or require a Participant to defer such Participant’s receipt of any Award, or payment in settlement or exercise of any Award, provided that any such deferral must comply with the applicable requirements of Section 409A of the Code and the Treasury regulations thereunder so that such deferral does not cause the Participant to be subject to taxes and interest pursuant to Section 409A of the Code.

ARTICLE 15. RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE

            15.1                         Employment Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant’s employment, consulting or other service relationship with the Company or an Affiliate at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or an Affiliate.

            Neither an Award nor any benefits arising under this Plan shall constitute part of an employment or service contract with the Company or an Affiliate, and, accordingly, subject to the terms of this Plan, this Plan may be terminated or modified at any time in the sole and exclusive discretion of the Committee or the Board without giving rise to liability on the part of the Company or an Affiliate for severance payments or otherwise, except as provided in this Plan.

            For purposes of the Plan, unless otherwise provided by the Committee, a transfer of employment of a Participant between the Company and an Affiliate or among Affiliates, shall not be deemed a termination of employment. The Committee may provide in a Participant’s Award Agreement or otherwise the conditions under which a transfer of employment to an entity that is spun off from the Company or an Affiliate shall not be deemed a termination of employment for purposes of an Award.

            15.2                         Participation No Employee or other Person eligible to participate in the Plan shall have the right to be selected to receive an Award. No person selected to receive an Award shall have the right to be selected to receive a future Award, or, if selected to receive a future Award, the right to receive such future Award on terms and conditions identical or in proportion in any way to any prior Award.

            15.3                         Rights as a Shareholder A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

ARTICLE 16. CHANGE OF CONTROL

            16.1                         Accelerated Vesting and PaymentSubject to the provisions of Section 16.2 or as otherwise provided in the Award Agreement, in the event of a Change of Control, unless otherwise specifically prohibited under law or by the rules and regulations of a national securities exchange or market on which Shares are listed or traded:

                        (a)                                     Any and all Options and SARs granted hereunder shall be accelerated to become immediately exercisable in full;

                        (b)                         Any Period of Restriction and other restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse, and Restricted Stock Units shall be immediately settled and payable;

                        (c)                         The target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units and Performance Shares (including, but not limited to, Awards intended to be Performance-Based Compensation) shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the Change of Control, and:

                                                (i)                         The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change of Control, (or such other time prior to the time of the Change of Control, if the Committee in its reasonable discretion determines is appropriate) and shall be paid out to Participants within thirty (30) days following the effective date of the Change of Control; and

                                                (ii)                         Awards denominated in cash shall be paid to Participants in cash within thirty (30) days following the effective date of the Change of Control;

                                    (d)                         Upon a Change of Control, unless otherwise specifically provided in a written agreement entered into between the Participant and the Company or an Affiliate, the Committee shall immediately cause all other Stock-Based Awards to vest and be paid out as determined by the Committee; and

                                    (e)                         The Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control; provided, however, that no such payment shall be made on account of an ISO using a value higher than the FMV of the underlying Shares on the date of settlement.

            16.2                         Alternative Awards Notwithstanding Section 16.1, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change of Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any successor to the Company or an Affiliate as described in Article 18; provided, however, that any such Alternative Award must:

                                    (a)                         Be based on stock which is traded on the TSX and/or an established U.S. securities market;

                                    (b)                         Provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

                                    (c)                         recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control;

                                    (d)                         Have substantially equivalent economic value to such Award (determined prior to the time of the Change of Control); and

                                    (e)                         Have terms and conditions which provide that in the event that the Participant’s employment with the Company, an Affiliate or any successor as described in Article 19 is involuntarily terminated or Constructively Terminated at any time within at least twelve months following a Change of Control, any conditions on a Participant’s rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

            16.3                         Compliance with Section 280G of the Code In the event that any accelerated Award vesting or payment received or to be received by a Participant pursuant to Section 16.1 herein (the “Benefit”) would (i) constitute a “parachute payment” within the meaning of and subject to Section 280G of the Code and (ii) but for this Section 16.3, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Benefit shall be reduced to the extent necessary so that no portion of the Benefit will be subject to the Excise Tax, as determined in good faith by the Committee; provided, however, that if, in the absence of any such reduction (or after such reduction), the Participant believes that the Benefit or any portion thereof (as reduced, if applicable) would be subject to the Excise Tax, the Benefit shall be reduced (or further reduced) to the extent determined by the Participant in his or her discretion so that the Excise Tax would not apply. If, notwithstanding any such reduction (or in the absence of such reduction), the Internal Revenue Service (“IRS”) determines that the Participant is liable for the Excise Tax as a result of the Benefit, then the Participant shall be obligated to return to the Company, within thirty days of such determination by the IRS, a portion of the Benefit sufficient such that none of the Benefit retained by the Participant constitutes a “parachute payment” within the meaning of Section 280G of the Code that is subject to the Excise Tax.

ARTICLE 17. AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION

            17.1                         Amendment, Modification, Suspension and Termination Except as set out in clauses (b) and (c) below, and as otherwise provided by law, or stock exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of:

i.	making any acceleration of or other amendments to the general vesting provisions of any Award;

ii.

waiving any termination of, extending the expiry date of, or making any other amendments to the general term of any Award or exercise period thereunder provided that no Award held by an Insider may be extended beyond its original expiry date;

iii.	making any amendments to add covenants or obligations of the Company for the protection of Participants;

iv.

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

v.	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

            Other than as expressly provided in an Award Agreement or as set out herein with respect to a Change of Control, the Committee shall not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant.

            The following amendments to the Plan shall require the prior approval of the Company’s shareholders:

i.

A reduction in the Option Price of a previously granted Option or the Grant Price of a previously granted SAR benefitting an Insider of the Company or one of its Affiliates except for adjustments to the Option Price or Grant Price applicable to outstanding Awards pursuant to Section 4.2 hereof.

ii.	Any amendment or modification which would increase the total number of Shares available for issuance under the Plan or the total number of Shares available for ISOs under the Plan.

iii.	An increase to the limit on the number of Shares issued or issuable under the Plan to Insiders of the Company;

iv.	An extension of the expiry date of an Option or SAR, other than as otherwise permitted hereunder in relation to a Blackout Period; or

v.	Any amendment to the amendment provisions of the Plan under this Article 17.1.

            17.2                         Adjustment of Awards Upon the Occurrence of Unusual or Nonrecurring Events The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events in addition to the events described in Section 4.2 hereof affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan. To the extent such adjustment affects Awards to Covered Employees intended to be Performance-Based Compensation, they shall be prescribed in a form that meets the requirements of Section 162(m) of the Code for deductibility.

            17.3                         Awards Previously Granted Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 18. WITHHOLDING

            The Company or any Affiliate shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company or any Affiliate, an amount sufficient to satisfy federal, state and local taxes or provincial, domestic or foreign (including the Participant’s FICA obligation), required by law or regulation to be withheld with respect to any taxable event arising or as a result of this Plan or any Award hereunder. The Committee may provide for Participants to satisfy withholding requirements by having the Company withhold and sell Shares or the Participant making such other arrangements, including the sale of Shares, in either case on such conditions as the Committee specifies.

            Participant acknowledges and agrees that the ultimate liability for all taxes legally payable by Participant is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company. Participant further acknowledges that the Company (a) makes no representations or undertakings regarding the treatment of any taxes in in connection with any aspect of this Plan; and (b) does not commit to and is under no obligation to structure the terms of this Plan to reduce or eliminate Participant’s liability for taxes or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction, Participant acknowledges that the Company may be required to withhold or account for taxes in more than one jurisdiction.

ARTICLE 19. SUCCESSORS

            Any obligations of the Company or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the businesses and/or assets of the Company or Affiliate, as applicable.

ARTICLE 20. GENERAL PROVISIONS

            20.1                         Forfeiture Events Without limiting in any way the generality of the Committee’s power to specify any terms and conditions of an Award consistent with law, and for greater clarity, the Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, failure to accept the terms of the Award Agreement, termination of employment under certain or all circumstances, violation of material Company and Affiliate policies, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection or other agreements that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and Affiliates.

            Except as expressly otherwise provided in this Plan or an Award Agreement, the termination and the expiry of the period within which an Award will vest and may be exercised by a Participant shall be based upon the last day of actual service by the Participant to the Company and specifically does not include any period of notice that the Company may be required to provide to the Participant under applicable employment law.

            20.2                         Legend The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

            20.3                         Delivery of Title The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

                                    (a)                         Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

                                    (b)                         Completion of any registration or other qualification of the Shares under any applicable law or ruling of any governmental body that the Company determines to be necessary or advisable.

            20.4                         Investment Representations The Committee may require each Participant receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

            20.5                         Uncertificated Shares To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis to the extent not prohibited by applicable law or the rules of any applicable stock exchange.

            20.6                         Unfunded Plan Participants shall have no right, title or interest whatsoever in or to any investments that the Company or an Affiliate may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company or an Affiliate and any Participant, beneficiary, legal representative or any other person. Awards shall be general unsecured obligations of the Company, except that if an Affiliate executes an Award Agreement instead of the Company the Award shall be a general unsecured obligation of the Affiliate and not any obligation of the Company. To the extent that any individual acquires a right to receive payments from the Company or an Affiliate, such right shall be no greater than the right of an unsecured general creditor of the Company or Affiliate, as applicable. All payments to be made hereunder shall be paid from the general funds of the Company or Affiliate, as applicable, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to ERISA.

            20.7                         No Fractional Shares No fractional Shares shall be issued or delivered pursuant to the Plan or any Award Agreement. In such an instance, unless the Committee determines otherwise, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated.

            20.8                         Other Compensation and Benefit Plans Nothing in this Plan shall be construed to limit the right of the Company or an Affiliate to establish other compensation or benefit plans, programs, policies or arrangements. Except as may be otherwise specifically stated in any other benefit plan, policy, program or arrangement, no Award shall be treated as compensation for purposes of calculating a Participant’s rights under any such other plan, policy, program or arrangement.

            20.9                         No Constraint on Corporate Action Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company’s or an Affiliate’s right or power to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Company or an Affiliate to take any action which such entity deems to be necessary or appropriate.

            20.10                         Compliance with United States Securities Laws All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

ARTICLE 21. LEGAL CONSTRUCTION

            21.1                         Gender and Number Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

            21.2                         Severability In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

            21.3                         Requirements of Law The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Company or an Affiliate shall receive the consideration required by law for the issuance of Awards under the Plan.

            The inability of the Company or an Affiliate to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company or an Affiliate to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Company or Affiliate of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

            21.4                         Governing Law The Plan and each Award Agreement shall be governed by the laws of the Province of Ontario excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

            21.5                         Compliance with Section 409A of the Code To the extent applicable, it is intended that this Plan and any Awards made hereunder shall not provide for the payment of “deferred compensation” within the meaning of Section 409A of the Code or shall be structured in a manner and have such terms and conditions that would not cause a Participant to be subject to taxes and interest pursuant to Section 409A of the Code. This Plan and any Awards made hereunder shall be administrated and interpreted in a manner consistent with this intent, and any provision that would cause this Plan or any Award made hereunder to become subject to taxation under Section 409A of the Code shall have no force and effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of Participants).

                                    (b)                         Notwithstanding anything in this Plan or in any Award Agreement to the contrary, but subject to Article 20.5(2) to the extent that any amount or benefit that would constitute “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Plan or any Award Agreement by reason of the occurrence of a Change of Control or the Participant’s disability or separation from service, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such Change of Control, disability or separation from service meet the description or definition of “change in control event,” “disability,” or “separation from service,” as the case may be, in Section 409A of the Code and applicable proposed or final Treasury regulations thereunder, and (ii) the payment or distribution of such amount or benefit would otherwise comply with Section 409A of the Code and not subject the Participant to taxes and interest pursuant to Section 409A of the Code (which may require, if the Participant is a “specified employee” within the meaning of Section 409A of the Code, that the payment date shall not be earlier than the date that is six (6) months after the date of the Participant’s separation from service). This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under this Plan or any Award Agreement.

                                    (c)                         Notwithstanding anything in this Plan or in any Award Agreement to the contrary, but subject to Article 21.5(2) to the extent necessary to avoid the application of Section 409A of the Code, (i) the Committee may not amend an outstanding Option, SAR or similar Award to extend the time to exercise such Award beyond the later of the 15th day of the third month following the date at which, or December 31 of the calendar year in which, the Award would otherwise have expired if the Award had not been extended, based on the terms of the Award at the original grant date (the “Safe Harbor Extension Period”), provided that, in any event, Options and SARs granted to U.S. Participants may not be extended past the 10th anniversary of the original date of grant, and (ii) any purported extension of the exercise period of an outstanding Award beyond the Safe Harbor Extension Period shall be deemed to be an amendment to the last day of the Safe Harbor Extension Period and no later.

                                    (d)                         The Committee shall use its reasonable discretion to determine the extent to which the provisions of Article 21.5 will apply to a Participant who is subject to taxation under the ITA.